Exhibit 99.157

  EXECUTION VERSION

SHARE PURCHASE AGREEMENT

Relating to the Purchase of

Family and Disney Junior (English)
Disney Junior (French)
Disney XD

BETWEEN

BELL MEDIA INC.

– and –

DHX MEDIA LTD.

MADE AS OF
November 27th, 2013

TABLE OF CONTENTS

ARTICLE 1 – INTERPRETATION		1

1.1	Definitions	1
1.2	Headings	11
1.3	Extended Meanings	11
1.4	Currency	12
1.5	Schedules	12

ARTICLE 2 – PURCHASE AND SALE		12

2.1	Purchase and Sale	12
2.2	Purchase Price and Payment	13
2.3	Purchase Price Adjustments	13
2.4	Closing	15

ARTICLE 3 – REPRESENTATIONS AND WARRANTIES		15

3.1	Representations and Warranties regarding Vendor	15
3.2	Representations and Warranties regarding the Corporation and the Business	17
3.3	Survival of Representations and Warranties of Vendor	25
3.4	Representations and Warranties of Purchaser	25
3.5	Survival of Representations and Warranties of Purchaser	28

ARTICLE 4 – COVENANTS		28

4.1	Tax Matters	28
4.2	Covenants of Vendor	31
4.3	Employees	34
4.4	Covenants of Purchaser	35
4.5	Regulatory Approvals	36
4.6	Employees and Benefit Plans	38
4.7	Claim for Indemnity	39
4.8	Limitations	40
4.9	Cooperation of the Vendor and Corporation	42
4.10	Independence of Parties	42
4.11	Audited Financial Statements	43
4.12	Transitional Services Agreement	43
4.13	Office Space Sublease	43
4.14	Non-Solicitation Agreement	44

ARTICLE 5 - CONDITIONS		44

5.1	Conditions for the Benefit of Purchaser	44
5.2	Conditions for the Benefit of Vendor	45

ARTICLE 6 – TERMINATION		46

6.1	Termination	46
6.2	Effect of Termination	47

ARTICLE 7 – GENERAL		48

7.1	Further Assurances	48
7.2	Time of the Essence	48
7.3	Fees and Commissions	48
7.4	Public Announcements	48
7.5	Confidentiality Agreement	49
7.6	Access	49
7.7	Benefit of the Agreement	49
7.8	Entire Agreement	49
7.9	Amendments and Waiver	49
7.10	Assignment	50
7.11	Execution in Counterparts	50
7.12	No Third Party Beneficiaries	50
7.13	Severability	50
7.14	Notices	50
7.15	Execution	51
7.16	Governing Law and Attornment	52

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of November 27th, 2013

BETWEEN:

BELL MEDIA INC., a corporation organized pursuant to the laws of Canada (the “Vendor”)

AND:

DHX MEDIA LTD., a corporation organized pursuant to the laws of Canada (the “Purchaser”)

WHEREAS BCE Inc. (“BCE”) acquired all of the issued and outstanding shares of Astral Media Inc. (“Astral”) by way of plan of arrangement as set out in the arrangement agreement (the “Arrangement Agreement”) dated March 16, 2012, as amended on November 19, 2012;

AND WHEREAS BCE has agreed to divest the Undertakings pursuant to the Consent Agreement and pursuant to Broadcasting Decision CRTC 2013-310;

AND WHEREAS BCE has granted (or caused to be granted) to the BCE Trustee the right to exercise the voting rights attached to the Deposited Interests (as defined in the BCE Trust Agreement) for the benefit of BCE pursuant to the BCE Trust Agreement;

AND WHEREAS the BCE Trustee will exercise its rights in accordance with the BCE Trust Agreement in furtherance of the transactions contemplated hereby;

AND WHEREAS Purchaser has agreed to buy, and Vendor has agreed to sell or cause to be sold to Purchaser, all of the Purchased Shares, all on the terms and conditions hereinafter set forth;

AND WHEREAS Vendor and Purchaser acknowledge and agree that the sale of the Purchased Shares requires the Regulatory Approvals, which approvals Vendor and Purchaser shall pursue on a co-operative basis in the manner contemplated herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained the Parties agree as follows:

ARTICLE 1 – INTERPRETATION

1.1	Definitions

In this Agreement, all capitalized terms shall have the meanings ascribed thereto below or elsewhere in this Agreement.

(a)	“Actions” means any actions, proceedings, investigations, suits, Orders or Notices;

(b)	“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner of Competition pursuant to Section 102 of the Competition Act;

(c)	“Affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the possession, directly or indirectly, of the power to direct the management and policies/business or affairs of a Person whether through the ownership of voting securities or otherwise;

(d)	“Agreement” means this share purchase agreement, including all schedules annexed hereto, as the same may be annexed, supplemented or otherwise modified from time to time in accordance with the terms hereof;

(e)	“Arrangement” means the purchase by BCE of all the issued and outstanding shares of Astral by way of a plan of arrangement pursuant to Section 192 of the Canada Business Corporations Act;

(f)	“Arrangement Agreement” has the meaning set out in the recitals;

(g)	“Arrangement Closing” means the effective date of the Arrangement;

(h)	“Asset Transfer Agreements” means (i) the asset transfer agreement dated July 4, 2013 between The Family Channel Inc. and the Corporation, and (ii) the asset transfer agreement dated July 4, 2013 between Astral Broadcasting Group Inc. and the Corporation;

(i)	“Astral” has the meaning set out in the recitals;

(j)	“Award” means, with respect to any Person, any judgment, decree, injunction, ruling, award, assessment or Order of any Governmental Authority;

(k)	“Bankruptcy Event” shall mean, with respect to any Person, any action or proceeding taken or instituted by or against such Person in respect of bankruptcy, liquidation, restructuring, winding up, assignment for the benefit of creditors, any proposal, reorganization, restructuring, arrangement or composition under the Bankruptcy and Insolvency Act (Canada) or the Companies’ Creditors Arrangement Act (Canada) or any comparable statute of any applicable jurisdiction, or the filing of a bankruptcy petition against such Person in respect of its properties or assets, or the entering into by any court of competent jurisdiction of a judgment or order approving any such petition or petition seeking the reorganization, restructuring, arrangement or composition of or in respect of such Person or its debts or obligations, or the appointment of a custodian, monitor, receiver or trustee or any other official with similar powers for such Person or a substantial portion of its properties or assets;

(l)	“Base Purchase Price” has the meaning set out in Section 2.2(1);

(m)	“BCE” has the meaning set out in the recitals;

(n)	“BCE Trust Agreement” means the voting trust agreement made as of July 6, 2013 between BCE and the BCE Trustee upon the closing of the Arrangement and establishing a voting trust in respect of the Purchased Shares in favour of the BCE Trustee pursuant to the BCE Trust Arrangements, as such voting trust agreement was approved by the CRTC;

(o)	“BCE Trust Arrangements” means the arrangements whereby the Deposited Interests have been deposited with the BCE Trustee pursuant to the BCE Trust Agreement;

(p)	“BCE Trustee” means the trustee (being Pierre Boivin as of the date hereof) to whom has been granted (or caused to be granted) certain rights with respect to the Deposited Interests, including the voting rights attaching to the Purchased Shares, in accordance with the BCE Trust Agreement;

(q)	“BDU” means broadcasting distribution undertaking;

(r)	“Bell TV Affiliation Agreement” means the network affiliation agreement, in the final form attached hereto as Schedule 1.1(r), to be entered into between Vendor and/or an Affiliate of Vendor and Purchaser on behalf of the Corporation on or before the Time of Closing;

(s)	“Benefit Plans” means plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered to which the Corporation or the Employing Entity is a party or bound in respect of the Employees, under which the Corporation or the Employing Entity has, or will have, in respect of the Employees, any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any of the Employees, directors or officers of the Corporation, individuals working on contract with the Businesses or other individuals providing services to the Corporation of a kind normally provided by employees (or any spouses, dependants, survivors or beneficiaries of any such persons), excluding any Statutory Plans;

(t)	“Books and Records” means books and records of a Person, including financial, corporate, operations and sales books, records, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, surveys, plans, files, records, assessments, correspondence, and other data and information, financial or otherwise, including all data, information and databases stored on computer-related or other electronic media;

(u)	“Broadcasting Licences” means the broadcasting licences issued by the CRTC relating to the Undertakings held by the Corporation in connection with the operation of the Business which are listed in Schedule 1.1(u);

(v)	“Business” means the business of operating the Undertakings and any other activities relating or incidental thereto;

(w)	“Business Day” means a day other than a Saturday, Sunday or statutory holiday in Toronto, Ontario, Halifax, Nova Scotia or Montreal, Quebec;

(x)	“Claim Threshold” has the meaning set out in Section 4.8(1);

(y)	“Claims” means all actual losses, damages, costs, expenses, liabilities and claims of whatever nature or kind including all legal fees and costs on a solicitor and client basis;

(z)	“Closing” means the completion of the purchase and sale of the Purchased Shares under Section 2.1;

(aa)	“Closing Date” means the date upon which the Closing occurs;

(bb)	“Closing Date Purchase Price” has the meaning set out in Section 2.3(2);

(cc)	“Collective Agreement” means any collective agreement, letter of understanding, or letter of intent with any trade union or association which may qualify as a trade union;

(dd)	“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to the Competition Act or any Person duly authorized to exercise the powers of the Commissioner of Competition;

(ee)	“Commodity Taxes” means all commodity taxes, including but not limited to, all sales, retail, use, goods and services, value added, excise and similar taxes imposed, levied or assessed by any Governmental Authority, excluding penalties and interest, other than taxes in the nature of a tax on income or capital.

(ff)	“Competition Act” means the Competition Act (Canada) as amended;

(gg)	“Competition Act Approval” means the approval of the purchase and sale of the Purchased Shares contemplated by this Agreement by the Commissioner of Competition in the form set out in the Consent Agreement and with a similar notice to the Purchaser by the Commissioner of Competition that indicates that the requisite notice under the Competition Act has been waived pursuant to section 113(c) and that he does not, at that time, intend to make an application before the Tribunal under Part VII of the Competition Act in respect of the purchase and sale of the Purchased Shares contemplated by this Agreement;

(hh)	“Competition Tribunal” means the Competition Tribunal established under the Competition Tribunal Act (Canada);

(ii)	“Confidentiality Agreement” has the meaning set out in Section 7.5;

(jj)	“Consent Agreement” means the consent agreement registered with the Competition Tribunal pursuant to section 105 of the Competition Act on March 4, 2013 in respect of the acquisition by BCE of all of the issued and outstanding shares of Astral by way of plan of arrangement, and any variation thereof that may be made pursuant to section 106 of the Competition Act;

(kk)	“Corporation” means 8504601 Canada Inc.;

(ll)	“CRTC” means the Canadian Radio-television and Telecommunications Commission or any successor body thereto;

(mm)	“CRTC Approval” means the approval by the CRTC of the transfer of the Purchased Shares to Purchaser;

(nn)	“Deposited Interests” has the meaning set out in the BCE Trust Agreement;

***definition regarding agreement has been redacted as being commercially sensitive***

(pp)	“Employee List” means the list of Employees and the information in respect thereof set out in Section 3.2(1)(p)(i), a copy of which appears in Schedule 1.1(pp), as may be amended prior to Closing to reflect any changes occurring in the Interim Period;

(qq)	“Employees” means the individuals employed in connection with the Undertakings and who are listed on the Employee List;

(rr)	“Employing Entity” has the meaning set forth in Section 3.2(1)(p)(i)(B);

(ss)	“Encumbrances” means any hypothec, priority, security interest, mortgage, deed of trust, pledge, hypothecation, assignment, charge or deposit arrangement, garnishment, trust (actual or deemed) intended as a security or collection device, encumbrance, lease intended as a security device, lien (statutory or other) or preferential arrangement of any kind or nature whatsoever in respect of any property, including those created by, arising under or evidenced by any conditional sale or other title retention agreement, the interest of a lessor or analogous Person under a lease which would be treated as a capital lease in accordance with GAAP, a lease having the characteristics of a secured lending arrangement or any financing lease or other arrangement having substantially the same economic effect as any of the foregoing, or the filing of any financing statement naming the owner, conditional purchaser or user of the asset to which such filing relates as debtor under the personal property security legislation of any jurisdiction, but not including the interest of a lessor under an operating lease;

(tt)	“Environmental Laws” means all Laws, Regulations, Orders or Permits relating to the protection of the environment, including those pertaining to: (i) the protection, preservation or remediation of the natural environment (the air, land, surface water or ground water); (ii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation; and (iii) Hazardous Substances, including reporting, permitting or rehabilitating in connection with any presence or release of Hazardous Substances;

(uu)	“Financial Information” means, for the business of operating the Undertakings on a consolidated basis, the unaudited balance sheet as at August 31, 2013 and the unaudited statement of earnings and cash flow statement for the twelve month period ended August 31, 2013, as set out in Schedule 1.1(uu);

(vv)	“GAAP” means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, or to IFRS if applicable, applicable as at the date on which any calculation or determination is required to be made in accordance with generally accepted accounting principles or IFRS, if applicable, applied on a consistent basis with past periods;

(ww)	“Governmental Authority” means any federal, provincial, state, territorial, regional, municipal or local government, agency, commission or authority, other political subdivision thereof or stock exchange and any entity or Person having jurisdiction exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government;

(xx)	“Hazardous Substances” means any substance or material that is prohibited, controlled or otherwise regulated by any Governmental Authority pursuant to Laws such as contaminants, pollutants, toxic substances, dangerous goods, hazardous wastes, liquid industrial wastes, hazardous materials, urea formaldehyde foam type of insulation, asbestos or asbestos-containing materials, polychlorinated biphenyls (PCBs) or PCB contaminated fluids or equipment, freon, explosives, radioactive substances, petroleum and associated products, underground storage tanks or surface impoundments);

(yy)	“Income Tax Act” at any particular time, means the Income Tax Act (Canada) and related Income Tax Regulations as amended or publicly proposed to be amended to such time;

(zz)	“Indemnified Party” has the meaning set out in Section 4.6;

(aaa)	“Indemnifying Party” has the meaning set out in Section 4.6;

(bbb)	“Independent Accountant” has the meaning set out in Section 2.3(5);

(ccc)	“Interim Period” means the period from the date hereof until the earlier of the Time of Closing and the termination of this Agreement;

(ddd)	“Interim Services Agreement” means the interim services agreement entered into between the Vendor and the Corporation made as of July 5, 2013;

(eee)	“Knowledge of Purchaser” means the actual knowledge of Michael Donovan, Chief Executive Officer or Dana Landry, Chief Financial Officer, in each case without any enquiry and without personal liability on the part of any of them;

(fff)	“Knowledge of Vendor” means the actual knowledge of Siim A. Vanaselja, Executive Vice President and Chief Financial Officer of BCE; Joe Tedesco, Senior Vice-President of Bell Media and General Manager of the Businesses; Terence Chan, CFO and Megan O’Neail, Senior Director, Legal Affairs of Bell Media, in each case without any enquiry and without personal liability on the part of any of them;

(ggg)	“Law” or “Laws” means all applicable federal, provincial, state, regional, territorial, municipal, or local laws, statutes, or ordinances (including applicable Regulations, Orders and stock exchange rules or policies);

(hhh)	“Leased Premises” means the lands and buildings (or parts thereof) which are subject to the Leases;

(iii)	“Leases” has the meaning set out in Section 3.2(1)(k);

(jjj)	“Material Adverse Effect” means any change, fact or effect that has or could reasonably be expected to have, a material adverse effect on the Businesses on a consolidated basis or on the assets, affairs, operations, results of operations or financial condition of the Businesses on a consolidated basis, provided, however, that when determining if a Material Adverse Effect has occurred, the following shall not be considered: (i) any event, change, fact or effect resulting from (A) any change in Laws or GAAP or interpretations thereof; (B) any generally applicable change or development in economic, regulatory, business or financial market conditions or in the specialty or pay television industries; (C) any acts of terrorism or war (whether against Canada or otherwise); (D) the execution or announcement of a sale substantially as contemplated by this Agreement and the performance of the transactions contemplated hereby or in the Asset Transfer Agreements; (E) the BCE Trust Arrangements; (F) any breach of this Agreement by Purchaser; and

***information regarding material adverse effect has been redacted as being commercially sensitive*** , provided that with respect to clauses (A), (B) and (C), such change, effect, state of facts, circumstance, occurrence or event does not affect the Businesses of the Undertakings in a manner that is materially disproportionate to the effect on other undertakings operating in the non-conventional broadcasting television industry, excluding pay movie undertakings; (ii) any existing event, change, fact or effect with respect to which Purchaser has knowledge as of the date hereof, (iii) any adverse effect on the Business or on the assets used in, or financial condition of, the Business that is cured before the earlier to occur of the Closing Date and the date on which this Agreement is terminated in accordance with Article 6, and (iv) any adverse effect on the Business of any Undertaking resulting from any act or omission by or on behalf of Purchaser or its Affiliates;

(kkk)	“Material Agreements” has the meaning set out in Section 3.2(1)(j);

(lll)	“Non-Solicitation Agreement” means the non-solicitation agreement to be negotiated in good faith between Vendor and Purchaser and to be on the terms and conditions set out in Schedule 1.1(lll);

(mmm)	“Notice” means any citation, directive, Order, claim, litigation, investigation, proceeding, judgment, letter or other communication, written or oral, actual or threatened, whether or not having the force of law, from any Governmental Authority;

(nnn)	“Offers of Employment” has the meaning set out in Section 4.2(7);

(ooo)	“Office Space Sublease” means the sublease agreement to be negotiated in good faith between Vendor and Purchaser and to be on the terms and conditions set out in Schedule 1.1(ooo);

(ppp)	“Orders” means all applicable orders, decisions and binding directives having the force of law rendered by any Governmental Authority;

(qqq)	“Outside Date” has the meaning set out in Section 6.1(1)(b);

(rrr)	“Party” or “Parties” means a party or parties to this Agreement;

(sss)	“Pension Plans” means Benefit Plans providing pensions, superannuation benefits or retirement savings including pension plans, top up pensions or supplemental pensions, “registered retirement savings plans” (as defined in the Income Tax Act (Canada)), “registered pension plans” (as defined in the Income Tax Act (Canada)) and “retirement compensation arrangements” (as defined in the Income Tax Act (Canada));

(ttt)	“Permits” means all franchises, permits, licenses, certificates, approvals, authorizations or registrations issued by any Governmental Authority pursuant to applicable Laws in relation with the Business and includes those listed in Schedule 1.1(ttt);

(uuu)	“Permitted Encumbrances” means those Encumbrances set out in Schedule 1.1(uuu);

(vvv)	“Person” includes an individual, a corporation, a limited or unlimited liability company, a partnership, a trust, an unincorporated organization, a joint venture, the government of a country or any political subdivision thereof, or an agency or department of any such government, and the executors, administrators or other legal representatives of an individual in such capacity;

(www)	“Preliminary Working Capital Adjustment” has the meaning set out in Section 2.3(2);

(xxx)	“Purchase Price” has the meaning set out in Section 2.2(1);

(yyy)	“Purchase Price Certificate” has the meaning set out in Section 2.3(2);

(zzz)	“Purchased Shares” means all of the issued and outstanding shares of the Corporation, as set out in Schedule 1.1(zzz);

(aaaa)	“Purchaser” means DHX Media Ltd.;

(bbbb)	“Purchaser Benefit Plan” has the meaning set out in Section 4.6(1);

(cccc)	“Purchaser Indemnitee” has the meaning set out in Section 4.2(2);

(dddd)	“Purchaser’s Core Representation” has the meaning set out in Section 3.5(2);

(eeee)	“Regulations” means all regulations and other statutory instruments having the force of law promulgated under or pursuant to any Laws;

(ffff)	“Regulatory Approvals” means the CRTC Approval and the Competition Act Approval;

(gggg)	“Reorganization” means the reorganization with respect to the Businesses, including the transfer of the Businesses to the Corporation completed as of July 4, 2013;

(hhhh)	“Satellite Transmission MOU” means the satellite transmission memorandum of understanding, in the final form attached hereto as Schedule 1.1(hhhh), to be entered into between Vendor and/or an Affiliate of Vendor and Purchaser on behalf of the Corporation on or before the Time of Closing;

(iiii)	“Schedule” means, unless otherwise indicated, the designated Schedules to this Agreement;

(jjjj)	“Statutory Plans” means statutory benefit plans which the Corporation is or will be required to participate in or comply with, including the Canada and Quebec Pension Plans and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

(kkkk)	“Subsidiary” has the meaning ascribed to such term in the Canada Business Corporations Act;

(llll)	“Subordination Agreements” means (i) the global subordination agreement entered into in connection with the credit agreement dated as of July 13, 2012, as amended, modified, extended, restated or amended and restated from time to time, among Bell Canada, as Borrower, BCE Inc., as initial Guarantor, the Lenders as defined therein and Bank of Montreal, as administrative agent, and (ii) the global subordination agreement entered into in connection with the credit agreement originally dated as of May 7, 2009, as amended and restated as of May 9, 2011, as further amended, modified, extended, restated or amended and restated from time to time, among Bell Canada, as Borrower, BCE Inc., as initial Guarantor, the Lenders as defined therein and The Toronto-Dominion Bank, as administrative agent;

(mmmm)	“Target Working Capital” means * as set out in Schedule 1.1(mmmm);

(nnnn)	“Tax Claim” has the meaning set out in Section 4.1(4);

(oooo)	“Tax” or “Taxes” means all federal, state, provincial, territorial, county, municipal, local or foreign taxes, duties, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Authority including (i) any gross income, net income, gross receipts, business, royalty, capital, capital gains, Commodity Taxes, severance, stamp, franchise, occupation, premium, capital stock, real or immovable property, personal or movable property, transfer, license, profits, windfall profits, environmental, payroll, employment, employer health, pension plan, anti-dumping, countervail, excise, severance, stamp, occupation, or premium tax, (ii) all withholdings on amounts paid to or by the Corporation, (iii) all employment insurance premiums, Canada and any other governmental pension plan contributions or premiums, (iv) any tax imposed, assessed, or collected or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee and (v) any fine, penalty, interest or other additional amount relating to any of the preceding amounts;

(pppp)	“Tax Returns” means all reports, returns, elections and other documents filed or required to be filed by the Corporation with a Governmental Authority in respect of Taxes or in respect of or pursuant to any domestic or foreign federal, provincial, state, municipal, territorial or other taxing statute;

(qqqq)	“Time of Closing” means 12:00 pm (noon) (Montreal time) on the Closing Date;

(rrrr)	“Transitional Services Agreement” means a transitional services agreement to be negotiated in good faith between Vendor and Purchaser and to be on the terms and conditions set out in Schedule 1.1(rrrr);

(ssss)	“Undertakings” means, collectively,

(i)	the English-language Category A pay television undertaking known as Family or Family Channel, including its multiplex feed known as Disney Junior, operating under Broadcasting Decision CRTC 2012-241, Appendix 10, as amended from time to time;

*dollar amount redacted as being commercially sensitive

(ii)	the French-language Category B specialty television undertaking known as Disney Junior, operating under Broadcasting Decision CRTC 2012-241, Appendix 14, as amended from time to time; and

(iii)	the English-language Category B specialty television undertaking known as Disney XD, operating under Broadcasting Decision CRTC 2009-215, as amended from time to time.

(tttt)	“Vendor” means Bell Media Inc.;

(uuuu)	“Vendor Indemnitee” has the meaning set out in Section 4.4(2);

(vvvv)	“Vendor’s Core Representations” has the meaning set out in Section 3.3(2);

(wwww)	“Working Capital” means, as at the date of determination thereof, the sum of the current assets (as such term is defined in accordance with GAAP) (and any other assets listed in Schedule 1.1(wwww) including long term program exhibition rights and long term equity investment in programs), excluding future income tax assets, of the Corporation, less the sum of the current liabilities (as such term is defined in accordance with GAAP) (and any other liabilities listed in Schedule 1.1(wwww)), excluding future income tax liabilities of the Corporation as at such date calculated in accordance with the sample calculation set forth in Schedule 1.1(wwww); and

(xxxx)	“Working Capital Adjustment” has the meaning set out in Section 2.3(1).

1.2	Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.3	Extended Meanings

In this Agreement words importing the singular number shall include the plural and vice versa and words importing gender shall include all genders. In this Agreement “includes” means includes without limitation, “including” means including without limitation and similar words shall have comparable meanings.

1.4	Currency

Unless otherwise specified, all dollar amounts referred to in this Agreement are in lawful money of Canada.

1.5	Schedules

The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule 1.1(r)	Bell TV Affiliation Agreement
Schedule 1.1(u)	Broadcasting Licences
Schedule 1.1(pp)	Employee List
Schedule 1.1(uu)	Financial Information
Schedule 1.1(lll)	Non-Solicitation Agreement
Schedule 1.1(ooo)	Office Space Sublease
Schedule 1.1(ttt)	Permits
Schedule 1.1(uuu)	Permitted Encumbrances
Schedule 1.1(zzz)	Purchased Shares
Schedule 1.1(hhhh)	Satellite Transmission MOU
Schedule 1.1(mmmm)	Target Working Capital
Schedule 1.1(rrrr)	Transitional Services Agreement
Schedule 1.1(wwww)	Statement of Working Capital
Schedule 2.3(2)	Purchase Price Certificate
Schedule 3.1(1)(i)	Consents required by Vendor
Schedule 3.2(1)(f)(iv)	Consents required by the Corporation
Schedule 3.2(1)(i)	No Adverse Change
Schedule 3.2(1)(j)	Material Agreements
Schedule 3.2(1)(k)	Leases of Real Property
Schedule 3.2(1)(p)(ii)	Retention Bonuses
Schedule 3.2(1)(r)	Benefits Plans
Schedule 3.2(1)(s)	No Actions
Schedule 3.2(1)(t)	Intellectual Property
Schedule 3.4(j)	Prohibited Shareholders
Schedule 4.2(6)(a)	Conduct Outside Ordinary Course
Schedule 4.5(3)	Exceptions to Existing Conditions of Licence
Schedule 4.6(1)	Termination and Severance Policy

ARTICLE 2– PURCHASE AND SALE

2.1	Purchase and Sale

Vendor shall sell the Purchased Shares to Purchaser and Purchaser shall purchase the Purchased Shares from Vendor in consideration for the payment to Vendor by Purchaser of the Purchase Price, upon and subject to the terms and conditions hereof.

2.2	Purchase Price and Payment

(1)          The aggregate price to be paid by Purchaser for the Purchased Shares shall be equal to $170,000,000 (the “Base Purchase Price”), subject to the adjustments determined in accordance with Section 2.3 (the Base Purchase Price with such adjustments, the “Purchase Price”).

(2)          The Closing Date Purchase Price shall be payable at the Time of Closing in cash by way of electronic transfer of immediately available funds to such bank account as is specified in writing by Vendor or such other means as may be agreed by Vendor.

(3)          Any adjustments to the Closing Date Purchase Price determined under Section 2.3(3) or (5) shall be made by Purchaser and Vendor following the Closing Date as provided in such Sections.

(4)          Simultaneously with the execution of this Agreement, Purchaser shall deliver to Vendor evidence, including by way of the delivery of a bank commitment letter, satisfactory to Vendor, acting reasonably, of Purchaser’s ability to finance the acquisition of the Purchased Shares.

2.3	Purchase Price Adjustments

(1)          The Base Purchase Price shall be increased or reduced, respectively, by the dollar amount by which the Working Capital as of the time that is immediately before the Time of Closing exceeds or is less than the Target Working Capital (the “Working Capital Adjustment”). The Working Capital at the Time of Closing shall be calculated based upon the same accounting principles as those that are applicable as of the date hereof.

(2)          At least three Business Days prior to the Closing Date, Vendor shall deliver to Purchaser a purchase price certificate of an officer of Vendor addressed to Purchaser, dated no more than five Business Days prior to the Closing Date and prepared by Vendor in good faith and on a reasonable basis (the “Purchase Price Certificate”). The Purchase Price Certificate shall set forth the preliminary Working Capital Adjustment (the “Preliminary Working Capital Adjustment”) and the Base Purchase Price adjusted in accordance with the Preliminary Working Capital Adjustment (the “Closing Date Purchase Price”). The Purchase Price Certificate shall set out in reasonable detail, to the satisfaction of Purchaser acting reasonably, the basis of such determination and the Purchase Price Certificate shall be prepared in a manner consistent with the form in Schedule 2.3(2). The Purchaser shall have two Business Days to review the Purchase Price Certificate and the Vendor agrees to discuss any comments with the Purchaser in good faith prior to the Closing Date.

(3)          Within 90 days following the Closing Date, Purchaser shall prepare a statement in the form set out in Schedule 1.1(wwww) detailing the amount of the Working Capital Adjustment as of the time that is immediately before the Time of Closing and the amount of the final adjustment, if any, required to be made to the Closing Date Purchase Price in respect of the Working Capital Adjustment. Vendor shall co-operate with Purchaser in connection with Purchaser’s preparation of such statement and shall grant to Purchaser reasonable access during normal business hours to all relevant records of the Vendor for the purposes of preparing such statement and Vendor shall ensure reasonable access to and cooperation during normal business hours from senior management and accounting personnel of the Vendor to assist Purchaser in preparing such statement.

(4)          Following delivery of the statement referred to in Section 2.3(3), Vendor shall have a period of 15 Business Days to review and comment on such statement. On or prior to the expiry of such 15 Business Day review period, Vendor shall notify Purchaser if there is any disagreement with the amounts set forth in such statement, which notice shall specify the nature of such disagreement in reasonable detail and shall state the opinion of Vendor as to the correct amount. If Vendor does not notify Purchaser of any disagreement on or prior to the expiry of such 15 Business Day review period, the amount of the Working Capital Adjustment as of the Closing Date and the amount of the final adjustment, if any, required to be made to the Closing Date Purchase Price in respect of the Working Capital Adjustment set out in the statement referred to in Section 2.3(3) shall be deemed to be final.

(5)          Any dispute concerning any disagreement raised in accordance with Section 2.3(4) will be first referred in written form to appropriate representatives of senior management of Purchaser and Vendor. Such reference to representatives of senior management may be initiated at any time by either Vendor or Purchaser on notice of not less than five Business Days to the other Party. Each of Vendor and Purchaser will be afforded an opportunity to present all relevant information regarding its position to each other Party’s senior management representatives. If the senior management representatives of Purchaser and Vendor have not resolved the dispute to the satisfaction of Purchaser and Vendor within 10 Business Days of initiation of the review by Purchaser or Vendor, the dispute may be submitted in writing by either Purchaser or Vendor to a senior audit partner of Ernst & Young LLP, or if such firm is determined not to be independent of Vendor and Purchaser, such other independent nationally-recognized accounting firm as is agreeable to both Purchaser and Vendor (the “Independent Accountant”). Upon written notice to the other Party and the Independent Accountant, each of Vendor and Purchaser shall be entitled to make written submissions to the Independent Accountant, with copies thereof to the other Party, within 10 Business Days following submission of the dispute to the Independent Accountant, but not thereafter. Any clarification requested by the Independent Accountant shall be submitted in writing to Vendor and Purchaser and any responses thereto shall be made in writing with copies thereof to the other Party. In determining a resolution to the dispute, the Independent Accountant shall be limited to selecting between the submissions of the Parties in respect of any item in dispute. The Independent Accountant shall determine a resolution to the dispute and the resultant amount of any final adjustment to the Closing Date Purchase Price payable under Section 2.3(6) and shall summarize such determination in a written report. The written report of the Independent Accountant shall be delivered to the Parties promptly, but in any event no later than 30 Business Days after the dispute is submitted to the Independent Accountant, shall be final, conclusive and binding upon the Parties, and shall not be subject to appeal by any Party. The fees and expenses of the Independent Accountant shall be borne by the Party losing the majority of the items at issue in terms of value in dispute.

(6)          The amount of any final adjustment to the Closing Date Purchase Price as determined under Section 2.3(3) or (5) shall be paid to Purchaser or Vendor, as the case may be, within five Business Days of the date on which the period referred to in Section 2.3(4) expires, assuming there is no dispute with the amount set forth in the statement of Purchaser delivered under Section 2.3(3), and if there is any dispute with the amounts set forth in such statement, within five Business Days of the date upon which any determination is made pursuant to Section 2.3(5).

2.4	Closing

(1)          The sale and purchase of the Purchased Shares shall be completed at the Time of Closing at the offices of McCarthy Tétrault LLP at 1000, De La Gauchetière Street West, Suite 2500, Montréal, Québec, and shall be effective as of the Time of Closing.

(2)          The Closing shall occur on the fifth Business Day after the last of the conditions to the obligations of the Parties as set forth in Sections 5.1 and 5.2 are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions).

ARTICLE 3– REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties regarding Vendor

(1)	Vendor represents and warrants to Purchaser that:

(a)	Corporate Standing of Vendor – Vendor is a corporation duly incorporated, organized and subsisting under the Laws of Canada with the corporate power to own its assets and to carry on its business;

(b)	Power and Authority – Vendor has good and sufficient power, authority and right to enter into and deliver this Agreement and to perform the obligations contemplated hereby to be performed by it, including the right to sell and transfer the Purchased Shares to Purchaser;

(c)	Necessary Corporate Action – Vendor has taken all necessary actions, steps and corporate and other proceedings to approve or authorize, validly and effectively, the entering into, and the execution, delivery and performance of, this Agreement and the transactions contemplated hereby, as well as all other agreements to be executed and delivered by it pursuant to the terms of this Agreement. This Agreement and all such other agreements between Vendor and Purchaser to be entered into pursuant to the terms of this Agreement to which Vendor is a party or, on the Closing Date, will be a party, are or will be, as the case may be, legal, valid and binding obligations of Vendor, enforceable against Vendor in accordance with their terms, subject to:

(i)	bankruptcy, insolvency, moratorium, reorganization and other Laws relating to or affecting the enforcement of creditors’ rights generally, and

(ii)	the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court;

(d)	No Violation – subject to obtaining Regulatory Approvals, the execution, delivery and performance of this Agreement and each of the other agreements to be executed and delivered by Vendor pursuant to and in connection with the terms of this Agreement and the completion of the transactions contemplated hereby, do not and will not constitute or result in a violation, breach of or default under:

(i)	any term or provision of the articles, by-laws or other constating documents of Vendor;

(ii)	any director or shareholder resolution of Vendor;

(iii)	any term of any indenture, agreement (written or oral), instrument or understanding or other obligation or restriction to which Vendor is a party or by which it is bound or affected or by which, at the Time of Closing, any of the Purchased Shares are bound or affected, or

(iv)	any term or provision of any Permits, or qualification of Vendor or any Order or any Law or Regulation;

except in the case of (iii) or (iv) where such violation, breach or default would not reasonably be expected to have a Material Adverse Effect;

(e)	No Actions – there are no Actions (i) filed by, on behalf of, or against Vendor, (ii) imposed by any Governmental Authority, whether or not insured or, to the Knowledge of Vendor, threatened and which may reasonably be expected to materially adversely affect the ability of Vendor to complete the transactions contemplated hereby;

(f)	Residency – Vendor is not, nor will it be on the Closing Date, a non-resident person for the purposes of Section 116 of the Income Tax Act;

(g)	Purchased Shares – Vendor owns all of the issued and outstanding shares and securities of the Corporation. At Closing, Purchaser will acquire the legal and beneficial ownership of Purchased Shares free and clear of any and all Encumbrances;

(h)	Rights of Others – no Person has any oral or written agreement, option, warrant, right, privilege or any other right capable of becoming any of the foregoing, for the purchase of the Purchased Shares;

(i)	Consents, Approvals, Etc. – subject to obtaining the Regulatory Approvals and except as set out in Schedule 3.1(1)(i), no consent, Permit, Order or filing with any Governmental Authority and no filings with any other Person, is required by Vendor in connection with (a) the Closing, (b) the execution and delivery by Vendor of this Agreement or of any other agreements contemplated or referred to herein to which it is, or will be, a party, or (c) the observance and performance by Vendor of its obligations under this Agreement and any such other agreements, where the failure to obtain such consent, approval, Permit, Order or authorization or to make such filing would have a Material Adverse Effect; and

(j)	Independence of Parties – The Parties are not Affiliates, and this Agreement and all other related commercial dealings amongst the Parties have been entered into at arm’s length.

3.2	Representations and Warranties regarding the Corporation and the Business

(1)	Vendor represents and warrants to Purchaser that:

(a)	Corporate Standing of the Corporation –the Corporation is duly incorporated, organized and subsisting under the Laws of its jurisdiction of incorporation with corporate power to own its assets and to carry on its business;

(b)	Subsidiaries – the Corporation does not have any Subsidiaries and does not own, directly or indirectly, nor has it agreed to acquire, (i) any of the outstanding shares or securities convertible into shares of any other corporation, or (ii) any participating interest in any partnership, joint venture or other business enterprise;

(c)	Corporate Records – the constating documents and by-laws of the Corporation have been made available to Purchaser for its review and constitute all of the constating documents and by-laws of the Corporation, and are complete and correct and in full force and effect. The minute books and corporate records of the Corporation have been maintained in accordance with Law and contain written documentation pertaining to all material actions of the Corporation’s directors and shareholders that are required to be reflected therein are recorded therein. All meetings of directors and shareholders of the Corporation have been duly called and held and all resolutions have been duly passed in accordance with Law at such meetings or by written resolution;

(d)	Authorized and Issued Capital – the Purchased Shares constitute all of the issued and outstanding shares of the Corporation and all of the Purchased Shares are validly issued and outstanding as fully paid and non-assessable shares, free and clear of any Encumbrances;

(e)	Entitlements – there is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon the Corporation to allot or issue any of the unissued shares of the Corporation, or to create any additional class of shares or to transfer or sell any shares or securities in the Corporation to any third party;

(f)	No Violation – subject to obtaining Regulatory Approvals, the completion of the transaction contemplated hereby by Vendor will not result in a violation, breach of or default under:

(i)	any term or provision of any of the constating documents or by-laws of the Corporation,

(ii)	any director or shareholder resolution of the Corporation,

(iii)	any of the terms or conditions of the Consent Agreement,

(iv)	subject to obtaining the consents set out in Schedule 3.2(1)(f)(iv), any material term of any indenture, agreement (written or oral), instrument or understanding or other obligation or restriction to which the Corporation is a party or by which it is bound, or

(v)	any term or provision of any Permit, or qualification of the Corporation or any Order or any Law or Regulation;

(g)	Financial Information – the Financial Information:

(i)	is derived from and in accordance with the books and accounts of Vendor as at the dates therein indicated and for the periods therein specified,

(ii)	fairly and accurately represents in all material respects the assets, liabilities and financial position of the Business on a consolidated basis as at the dates specified in the Financial Information and the results of operations and cash flows of the Business on a consolidated basis for the periods therein specified; and

(h)	Audit Claims – as of the date hereof, there are no pending audit claims by any Person that relate to the Business, ; **information regarding ongoing audit has been redacted as being commercially sensitive***

(i)	No Adverse Change – except as set out in Schedule 3.2(1)(i), since the end of the period for which the Financial Information is provided and up to the Time of Closing, there has been no change in the Business of the Undertakings, on a consolidated basis, whether arising as a result of any change in Laws, revocation of any Permit, licence or right to do business, labour dispute, or otherwise except changes occurring in the usual and ordinary course of business or changes that would not reasonably be expected to have a Material Adverse Effect;

(j)	Material Agreements – except for employment or other personal service agreements entered into in the ordinary course of Business that are terminable on reasonable notice in accordance with Law, all contracts, licenses, leases, and instruments which were entered into by or on behalf of the Undertakings including, without limitation, by Les Chaînes Télé-Astral for the benefit of the Undertakings, and which are in force and that (a)

***dollar amounts of material agreements have been redacted as being commercially sensitive***

(c) that were entered into outside of the ordinary course of the operations of the Undertakings, (d) restrict the freedom of the Undertakings to operate or compete in any way, including in a line of business or geographic space, or (e) otherwise specifically identified in Schedule 3.2(1)(j) (collectively, the “Material Agreements”), and that are still in effect as of the date hereof are listed in Schedule 3.2(1)(j). Other than as disclosed in Schedule 3.2(1)(j), as of the date hereof, each of the Material Agreements is in full force and effect and is unamended, and there are no outstanding material defaults or breaches under any of the Material Agreements on the part of the Corporation, or, to the Knowledge of Vendor, of any other Person party to any Material Agreement. True, correct and complete copies of each of the Material Agreements have been made available to Purchaser;

(k)	Real Property – the Corporation does not own any real property. Schedule 3.2(1)(k) sets forth a true and complete list of the real property leases used primarily or exclusively for the conduct of the Business (the “Leases”). Other than the Corporation’s interest in the Leases, the Corporation does not have any other leasehold interest in real property;

(l)	Properties and Assets – the Corporation has good and valid title to the properties and assets that are reflected as being owned by them in the Books and Records of the Corporation, free and clear of all Encumbrances, except for Permitted Encumbrances and such imperfections or irregularities of title, Claims and Security Issues would not reasonably be expected to have a Material Adverse Effect. The Corporation owns no assets other than such assets used in carrying on the Business of the Undertakings. Subject to the ‘Excluded Assets’ as such terms are defined in the Asset Transfer Agreements, the assets owned and leased by the Corporation at the time of Closing, together with the rights to be provided to the Purchaser pursuant to the Transitional Services Agreement, will be sufficient, in all material respects, to permit the continued operation of the Business of the Undertakings as previously conducted by the Corporation as of the date hereof and comprise all material assets currently used in the Business of the Undertakings;

(m)	Broadcasting Licences – except as set out in Schedule 1.1(u), each Broadcasting Licence is valid and subsisting in good standing and in full force and effect, and all conditions of licence, expectations and promises of performance comprised in each Broadcasting Licence have been complied with in all material respects. There are no proceedings in progress, pending or, to the Knowledge of the Vendor, threatened which may result in revocation, suspension, any adverse modification or may affect the future renewal of any of the Broadcasting Licenses or any other penalty. To the Knowledge of Vendor, the annual reports and any other information provided to the CRTC with respect to the operation of the Undertakings and compliance with the Broadcasting Licences by the Corporation (or by Astral in the broadcasting years ending August 31, 2012 or August 31, 2013) are complete and accurate and have been prepared in accordance with applicable Laws and policies of the CRTC;

(n)	No Debt – at the Time of Closing, the Corporation does not have any indebtedness, outstanding guarantees or contingent liabilities other than future income tax liabilities and indebtedness accounted for in the calculation of Working Capital;

(o)	No Sale Obligation – there is no contract, option, or any other right of another Person binding upon or which at any time in the future may become binding upon the Corporation to sell, transfer, assign or in any other way dispose of any part of the assets of the Corporation other than immaterial assets and other assets sold in the ordinary course of business;

(p)	Employment Matters –

(i)	The Employee List sets forth as at the date hereof and, following any required update to the Employee List by the Vendor prior to the Time of Closing, as at the Time of Closing:

(A)	the titles of all Employees together with the location of their employment;

(B)	the entity employing each of the Employees (the “Employing Entity”);

(C)	the date each Employee was hired;

(D)	the rate of annual remuneration of each salaried Employee, including any bonuses, other than in respect of commissions and remuneration of sales persons;

(E)	total annual compensation, including commissions, of sales persons or other Employees paid on commissions;

(F)	any complaints or claims brought by any of the Employees;

(G)	the Employees who are entitled to defined benefit and defined contribution pensions;

(H)	vacation entitlements (weeks) and amount of vacation pay payables accrued for each Employee; and

(I)	a list of all written employment contracts by which the Corporation or the Employing Entity is bound with any Employee, other than contracts of indefinite hire terminable without cause on reasonable notice;

(ii)	except for the retention bonuses described in Schedule 3.2(1)(p)(ii), no Employee is entitled to any payment, bonuses, other compensation benefits or other rights contingent upon the Closing of any of the transactions contemplated by this Agreement;

(iii)	all salaries, wages, commissions and other compensation now owing or which will become owing prior to the Closing Date, for or in respect of the Employees have been or will be paid, except for those included in the Working Capital. There has been no increase promised to the Employees in the level or rates of wages, salaries, commissions, bonuses and other compensation for any of the Employees except as set out in Schedule 3.2(1)(p)(ii) or in the ordinary course of business in accordance with past practice;

(iv)	the Corporation is in compliance in all material respects with all Laws respecting employment, pay equity, terms and conditions of employment, wages and hours, and are not in default in the payment of any wages, pension or other benefits or contributions in respect thereof and no dispute exists with respect thereto;

(q)	Collective Agreements – no trade union has bargaining rights in respect of either the Business or any Employees, neither the Corporation nor the Employing Entity are bound to any Collective Agreement with respect to any Employees or persons performing on site services for any of the Undertakings, and, to the Knowledge of Vendor, as at the date of this Agreement (i) no union organization campaign exists with respect to any Employees and no request or petition for union representation has been filed or made, and (ii) during the Interim Period no union organization campaign is expected with respect to any Employees and no request or petition for union representation is expected to be filed or made except as would not have a Material Adverse Effect;

(r)	Benefits Plans - Schedule 3.2(1)(r) contains a true and complete list of all the Benefit Plans;

(s)	No Actions etc. – except as disclosed in Schedule 3.2(1)(s), as at the date hereof, there are no Actions (i) relating to the Businesses of the Undertakings on a consolidated basis (ii) imposed by any Governmental Authority (other than Orders and Notices of general application) or (iii) in the case of such Orders and Notices, there are no matters under discussion with Governmental Authorities, relating to the Business of each Undertaking, and the case of (i), (ii) or (iii) whether or not insured, nor to the Knowledge of Vendor, are any of the foregoing threatened nor, to the Knowledge of Vendor, is there any reasonable basis upon which any of the foregoing could be asserted;

(t)	Intellectual Property – set out in Schedule 3.2(1)(t) is a list of all domain names, registered trademarks, trade names, patents, copyrights, trade mark registration applications and patent registration applications, both domestic and foreign, that are used in the Business. Each such application or registration is currently in good standing with the relevant intellectual property office. Except as set forth in Schedule 3.2(1)(t), at the Time of Closing, the Corporation will own all right, title and interest in and to, or have a valid and enforceable right to use by virtue of the license agreements disclosed in Schedule 3.2(1)(t), all intellectual property rights necessary for the conduct of the Business of each Undertaking as currently conducted. To the Knowledge of Vendor, the conduct of the Business does not infringe on or otherwise violate the intellectual property rights of any Person;

(u)	Interim Services Agreement – as of the Closing Date, there will be no liabilities or obligations of the Corporation to the Vendor existing under the Interim Services Agreement, except for those included in the calculation of the Working Capital;

(v)	Environmental -

(i)	the Business at or from Leased Premises complies with Environmental Laws, and

(ii)	to the Knowledge of Vendor, there are no Hazardous Substances in violation of Environmental Laws located on, in, under or migrating from or to all or any part of the Leased Premises, except for violations which would not reasonably be expected to have a Material Adverse Effect;

(w)	Compliance with Applicable Law and Conduct of Business – (i) the Corporation is qualified to carry on business in the jurisdictions in which it carries on the Business, and (ii) the Corporation and, to the Knowledge of Vendor, its predecessor prior to the Reorganization (A) have conducted the Business in compliance with all applicable Laws, and (B) hold all Permits necessary to carry on the Business, conduct the Business in compliance therewith and no written notices with respect to the termination, revocation or suspension thereof have been received. Without limiting the foregoing and subject to Section 1.1(u), each Broadcasting License is in good standing and the Corporation is in compliance with all conditions of such licenses; and at the Time of Closing, each Broadcasting License will be in good standing and the Corporation will be in compliance in all material respects with all conditions of such licenses;

(x)	Non-Arm’s Length Transactions – other than as contemplated in this Agreement or in the Schedules hereto or as agreed between Vendor and Purchaser, no director or officer or Employee, and none of Vendor or its Affiliates or any other Person not dealing at arm’s length (as such term is defined for purposes of the Income Tax Act) with, any of the Vendor, the Corporation is engaged in any transaction or arrangement with or is a party to any contract, agreement or license with, or had any indebtedness, liability or other obligation to, the Corporation, except for (i) transactions, arrangements, contracts, agreements or licences that would not create liabilities or obligations from and after the Closing Date, (ii) employment arrangements with Employees, (iii) directors’ fees, (iv) affiliation agreements between Vendor or its Affiliates and the Corporation or, (v) items included in the Working Capital.

(y)	Tax Matters -

(i)	The Corporation will file with the appropriate Governmental Authority, within prescribed delays, all Tax Returns for periods ending prior to or with the Closing.

(ii)	The Corporation does not have any Taxes which are due and payable other than Taxes payable recorded in the the books at the Time of Closing and included in the Working Capital calculation.

(iii)	There are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return or the payment of any Taxes by the Corporation or the examination of any Tax Return or the levying of any assessment by any jurisdiction or authority with which the Corporation has filed any Tax Return.

(iv)	The Corporation has withheld from each payment made to any of its past or present shareholders, employees, independent contractors, officers, creditors or directors and to any non-resident of Canada or other person the amount of all Taxes and other deductions required to be withheld therefrom and has paid the same to the proper tax or other receiving authorities on a timely basis.

(v)	The Corporation has collected, or will collect within the prescribed delays, all amounts required to be collected by it on account of Taxes. The Corporation has remitted, or will remit within the prescribed delays, to the appropriate tax authority when required by law to do so all such amounts collected by it.

(vi)	There are no actions, suits, proceedings, investigations or claims pending or threatened against the Corporation in respect of Taxes nor are any material matters under discussion with any Governmental Body relating to Taxes asserted by any such authority. Neither the Vendor nor any director or officer or employee responsible for tax matters of any of the Corporation has any reason to expect any Governmental Body to assess any additional Taxes for any period for which Tax Returns have been filed. The Vendor is not aware of any contingent liability for Taxes or any ground for the assessment or reassessment of any of the Corporation, including, without limitation, unreported benefits conferred on any shareholder of each of the Corporation, aggressive treatment of income, expenses, credits or other claims for deduction under any return or notice.

(vii)	There are no Encumbrances on any of the assets of the Corporation that arose in connection with any failure (or alleged failure) to pay any Taxes.

(viii)	The Corporation has not, either directly or indirectly, transferred property to or acquired property from a person with whom the Corporation was not dealing at arm’s length as that term is understood for purposes of the Tax Act for consideration other than consideration equal to the fair market value of the property at the time of the disposition or acquisition thereof.

(ix)	There are no circumstances that exist and would result or that have existed and resulted in sections 80 to 80.04 of the Tax Act or any similar provincial or territorial provisions applying to the Corporation.

(x)	The Corporation has not ever declared or paid a dividend to which Tax under Part VI.1 of the Tax Act applies.

(xi)	The Corporation has not ever made an election for deferral of Taxes in circumstances where the amount elected as the transferor’s proceeds of disposition and the acquiror’s cost of acquisition for purposes of federal Tax is different from the amount elected for purposes of provincial or territorial Tax.

(z)	Bankruptcy and Insolvency - the Corporation is not an insolvent person within the meaning of Bankruptcy and Insolvency Act (Canada), the Corporation has not has made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it. The Corporation has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver has been appointed in respect of the Corporation nor any of its property or assets and no execution or distress has been levied upon any of its property or assets;

(aa)	Insurance – insurance policies with recognized insurers as are appropriate for the Business are maintained in such amounts and against such risks as are customarily carried and insured against prudent owners of comparable businesses. No third party claim under any of such policies is outstanding and no event has occurred which would reasonably be expected to be the subject of a claim under any such policy or which would reasonably be expected to be required under any such policy to be notified to the insurers in accordance with the terms of the policy.

3.3	Survival of Representations and Warranties of Vendor

(1) The representations and warranties of Vendor set forth in Sections 3.1 and 3.2 shall survive the completion of the sale and purchase of the Purchased Shares herein provided for and, notwithstanding such completion, will continue in full force and effect for the benefit of Purchaser in accordance with the terms hereof.

(2)          Notwithstanding any other provision in this Agreement, including Section 3.3(1) above, Vendor shall not have any liability to Purchaser in respect of any breach of the representations and warranties set forth in Sections 3.1 and 3.2 (other than those in Sections 3.1(1)(a) (Corporate Standing of Vendor), 3.1(1)(b) (Power and Authority), 3.1(1)(c) (Necessary Corporate Action), 3.1(1)(g) (Purchased Shares), 3.1(1)(h) (Rights of Others), 3.2(1)(a) (Corporate Standing of the Corporation), 3.2(1)(b) (Subsidiaries), 3.2(1)(d) (Authorized and Issued Capital) and 3.2(1)(e) (Entitlements) (“Vendor’s Core Representations”), which shall survive indefinitely) after a period of 18 months from the Closing Date, except for any Claim made in respect thereof prior to the end of such periods, as applicable, and except for Claims against Vendor based on fraud or intentional misrepresentation which may be made at any time and Claims described in Section 3.3(3) below.

(3)          Any Claims which are based upon or related to the Tax liability of the Corporation for a particular taxation year may be made or brought by the Purchaser at any time prior to the expiration of the period (if any) during which an assessment, reassessment or other form of recognized document assessing liability for tax, interest or penalties in respect of such taxation year under applicable tax legislation could be issued, assuming that the Corporation does not file any waiver or similar document extending such period as otherwise determined.

3.4	Representations and Warranties of Purchaser

Purchaser represents and warrants to Vendor that:

(a)	Corporate Standing – Purchaser is a corporation duly incorporated, organized and subsisting under the Laws of its jurisdiction of incorporation and has the corporate power to own its assets and to carry on its business;

(b)	Power and Authority – Purchaser has good and sufficient power, authority and right to enter into and deliver this Agreement and to perform the obligations contemplated hereby to be performed by it;

(c)	Necessary Corporate Action of Purchaser – Purchaser has taken all necessary actions, steps and corporate and other proceedings to approve or authorize, validly and effectively, the entering into, and the execution, delivery and performance of, this Agreement, the purchase of the Purchased Shares by it as contemplated herein, as well as all other agreements to be executed and delivered by it pursuant to the terms of this Agreement. This Agreement and all such other agreements between Purchaser and Vendor to be entered into pursuant to the terms of this Agreement or to implement the transactions contemplated hereby to which Purchaser is or, on the Closing Date will be, a party are or will be, as the case may be, legal, valid and binding obligations of Purchaser enforceable against it in accordance with their terms, subject to:

(i)	bankruptcy, insolvency, moratorium, reorganization and other Laws relating to or affecting the enforcement of creditors’ rights generally, and

(ii)	the fact that equitable remedies, including the remedies of specific performance and injunction, may only be granted in the discretion of a court;

(d)	No Violation – subject to obtaining Regulatory Approvals, the execution, delivery and performance of this Agreement and each of the other agreements contemplated or referred to herein by Purchaser and the completion of the transactions contemplated hereby, do not and will not constitute or result in a violation, breach of or default under:

(i)	any term or provision of any of the articles, by-laws or other constating documents of Purchaser,

(ii)	any director or shareholder resolution of Purchaser,

(iii)	any term of any indenture, agreement (written or oral), instrument or understanding or other obligation or restriction to which Purchaser is a party or by which it is bound, or

(iv)	any term or provision of any licenses, registrations or qualification of Purchaser or any Order or any Law or Regulation;

except in the case of (iii) and (iv), where such violation, breach or default would not reasonably be expected to have a material and adverse effect on the ability of Purchaser to complete the transactions contemplated hereby;

(e)	No Actions – there are no Actions (i) filed by, on behalf of, or against Purchaser or (ii) imposed by any Governmental Authority, whether or not insured, or, to the Knowledge of Purchaser, threatened and which may reasonably be expected to materially adversely affect the ability of Purchaser to complete the transactions contemplated hereby;

(f)	Communication with the CRTC – up to the date of this Agreement, to the Knowledge of Purchaser, the CRTC has not communicated in writing to any senior management, officer or director of the Purchaser any concern which might reasonably be expected to cause the CRTC to reject the application for the CRTC Approval;

(g)	Communication with the Commissioner of Competition and Competition Bureau – up to the date of this Agreement, to the Knowledge of Purchaser, neither the Commissioner of Competition nor the Competition Bureau has communicated in writing to any senior management, officer or director of the Purchaser any concern that might reasonably be expected to cause the Commissioner of Competition to refuse to grant the Competition Act Approval;

(h)	Consents, Approvals, Etc. – subject to obtaining the Regulatory Approvals, no consent, Permit or Order or authorization, or filing with any Governmental Authority and no material filing with any other Person is required by Purchaser in connection with (a) the Closing, (b) the execution and delivery by Purchaser of this Agreement or any other agreements contemplated or referred to herein to which it is, or will be, a party, or (c) the observance and performance by Purchaser of its obligations under this Agreement and any such other agreements;

(i)	Financial Ability – Purchaser has the financial ability to consummate the transactions contemplated by this Agreement, including the payment of the Purchase Price and all fees and expenses of Purchaser related to the transactions contemplated hereby. Purchaser acknowledges that Purchaser’s obligations hereunder are not in any way contingent or otherwise subject to Purchaser’s consummation of any financing arrangements, Purchaser’s obtaining any financing or the availability of any financing to Purchaser;

(j)	Share Ownership – neither (i) Purchaser, (ii) any Person related to Purchaser within the meaning of the Income Tax Act), (iii) a trust or a partnership of which Purchaser or a Person referred to in (ii) is a beneficiary or a member, (iv) to the Knowledge of Purchaser, any Person holding at least 10% of a class of shares of Purchaser at any time from the date of this Agreement to the Closing, nor (v) to the Knowledge of Purchaser, any Person not dealing at arm's length (for purposes of the Income Tax Act) with Purchaser or any Person described at (ii), owned any shares of any class in the capital of Astral during the period commencing on January 1, 2012 and ending on the Arrangement Closing. In addition, (a) neither Purchaser nor any Person described in (ii) have, nor intend to acquire, any shares of any class in the capital of BCE, and (b) to the Knowledge of Purchaser, after reasonable enquiry, none of the Persons listed in Schedule 3.4(j) are direct or indirect shareholders of Purchaser or any Person described in (ii);

(k)	No Partner – Purchaser has not entered into any agreement with nor does it have any partner not disclosed to Vendor nor has it had any discussions with any third party with respect to one or more transactions pursuant to which Purchaser would not be considered the sole purchaser in respect of the transactions contemplated herein;

(l)	Qualified Corporation – Purchaser is a “Canadian” within the meaning of the Direction to the CRTC (Ineligibility of Non-Canadians), SOR/97-192, as amended from time to time, and is “Canadian” as defined in the Investment Canada Act (Canada), and, without limiting the generality of the foregoing, Purchaser is not controlled in fact either directly or indirectly by Persons who are non-Canadians; and

(m)	Independence of Parties – the Parties are not Affiliates, and this Agreement and all other related commercial dealings amongst the Parties have been entered into at arm’s length.

3.5	Survival of Representations and Warranties of Purchaser

(1)          The representations and warranties of Purchaser set forth in Section 3.4 shall survive the completion of the sale and purchase of the Purchased Shares herein provided for and, notwithstanding such completion, will continue in full force and effect for the benefit of Vendor in accordance with the terms thereof.

(2)          Notwithstanding any other provision of this Agreement, including Section 3.5(1) above, all liability in respect of any breach of the representations and warranties of Purchaser set forth in Section 3.4 (other than Sections 3.4(a) (Corporate Standing), 3.4(b) (Power and Authority) and 3.4(c) (Necessary Corporate Action of Purchaser) (“Purchaser’s Core Representations”), which shall survive indefinitely), shall be excluded after a period of 18 months from the Closing Date and in respect of any breach of the representations and warranties set forth in Section 3.4(j) (Share Ownership) after a period of 30 Business Days after the expiration of the last of the limitation periods contained in the Income Tax Act and any other applicable legislation imposing Tax subsequent to the expiration of which an assessment, reassessment or other form of recognized document assessing liability for Tax cannot be issued, after which Purchaser shall not have any liability to Vendor in respect of any misrepresentation or inaccuracy of such representations and warranties, except for any Claim made in respect thereof prior to the end of any such period, and except for Claims against Purchaser based on fraud or intentional misrepresentation which may be made at any time.

ARTICLE 4 – COVENANTS

4.1	Tax Matters

(1)          Vendor shall be responsible and shall indemnify Purchaser for Taxes payable by the Corporation for periods or portions of periods ending on or prior to the Closing Date, except to the extent that such Taxes are taken into account in computing the Working Capital as of the Closing Date as adjusted under Section 2.3 (Purchase Price Adjustments) hereof.

(2)          Vendor shall prepare or cause to be prepared and filed all Tax Returns of the Corporation required to be filed after the Closing Date in respect of periods ending on or before or which include the Closing Date. Vendor shall permit Purchaser to review and comment on such Tax Returns prior to filing. Purchaser covenants that it will provide reasonable cooperation, and will cause the Corporation and any successor to a Corporation by amalgamation, liquidation or other means to provide reasonable cooperation, with Vendor in order to facilitate preparation of such Tax Returns, including by providing Vendor reasonable access to all records of the Corporation and reasonable access to and cooperation from accounting and tax personnel.

(3)          Vendor shall have the right to prepare or cause to be prepared and filed any amended Tax Returns of the Corporation that Vendor determines are necessary to be filed after the Closing Date in respect of periods ending on or before or which include the Closing Date, however subject to the prior written review and consent of the Purchaser which shall not be unreasonably withheld. Such amended Tax Returns shall not increase the Tax liability of the Purchaser for any period or portion thereof after the Closing Date. Purchaser shall not file, or permit there to be filed, any such amended Tax Returns in respect of any such periods except with the written consent of Vendor which shall not be unreasonably withheld. The obligations of Vendor hereunder with respect to any Tax Claim shall not extend to or include any Tax Claim relating to a period ending on or before or which includes the Closing Date arising from any settlement with a Governmental Authority by Purchaser or any other action by Purchaser or the Corporation from and after the Closing Date unless the written approval of Vendor, not to be unreasonably withheld, has been given to such settlement or other action, unless Vendor has decided not to represent the interest of the Corporation in respect of such Tax Claim as herein provided.

(4)          Purchaser shall notify Vendor in writing within 10 Business Days of receipt by the Corporation or any successors to a Corporation by amalgamation, liquidation or otherwise of written notice of any pending or threatened Tax audits or assessments or reassessments of Taxes relating to a taxation year of the Corporation ending on or prior to the Closing Date (a “Tax Claim”). Vendor shall, at its own expense, have the right, with counsel of its choice, to represent the interests of the Corporation or any successors to the Corporation (in the name of such company where necessary) in any Tax audit or administrative or court proceeding relating to taxation years of the Corporation ending on or prior to the Closing Date and to control the conduct of such audit or proceeding, including settlement or other disposition thereof, subject to consent of the Purchaser which shall not be unreasonably withheld. Vendor shall notify Purchaser of any such decision to represent the interests of the Corporation in writing at least 30 days prior to the date upon which the right to contest, object or appeal an assessment or decision in respect of a Tax Claim expires, except in the case where the period to contest, object or appeal is 60 days or less, in which case such notice shall be given at least 15 days prior to such expiry date. Any such notice provided by Vendor shall be irrevocable and final. If Vendor fails to provide such notice by such applicable date, Vendor shall be deemed to have provided notice of its decision not to represent the interests of the Corporation in respect of such Tax Claim. Any settlement or other disposition to be agreed upon by Vendor in respect of a Tax Claim shall not have the effect of increasing the amount of Taxes or reducing any loss of the Corporation or any successors to the Corporation in respect of periods ending after the Time of Closing unless such Taxes or such reduction arise due to a decrease in the amount of losses that were realized in periods ending on or before or which include the Closing Date. Purchaser agrees that it will co-operate, and cause the Corporation or any such successor to the Corporation and their respective auditors, accountants and counsel to provide reasonable cooperation to Vendor and their counsel in the defence of, or compromise of, any Tax Claim in any such audit or proceeding. Purchaser shall upon reasonable notice afford to Vendor reasonable access to such employees of Purchaser, the Corporation or any such successors as have knowledge of the matters relating to any such Tax Claim. Vendor shall keep Purchaser (including its counsel or other representatives as notified in writing by Purchaser) informed of all material developments in connection with such Tax Claims and Purchaser shall have the right at its expense to participate in the audit or proceedings.

(5)          Where Vendor chooses not to exercise its rights to represent the interests of the Corporation in respect of a Tax Claim pursuant to Section 4.1, Purchaser shall be under no obligation to contest or challenge such Tax Claim. Vendor shall pay or cause to be paid any liability of the Corporation under such Tax Claim.

(6)          Where Vendor chooses to exercise its rights to represent the interests of the Corporation in respect of a Tax Claim pursuant to Section 4.1, and by virtue of any Law, all or any portion of the amount in dispute is required to be paid prior to the resolution of such matter, Vendor shall pay or cause to be paid such amount within the required time period. Upon resolution of such matter, if the amount of any liability of the Corporation under the Tax Claim, as finally determined, is less than the amount that was paid or caused to be paid by Vendor, Purchaser shall, forthwith after receipt of the difference by any of Purchaser, the Corporation or any successor thereof, from any Governmental Authority, pay or cause to be paid to Vendor the amount of such difference (including any interest received thereon) after deduction of an amount equal to the amount of Taxes, if any, payable by the recipient as a result of the receipt of such amount, on the assumption that such recipient had no deductions for the purposes of calculating its income.

(7)          If a refund of Taxes is received by, or credited to the account of, any of Purchaser, the Corporation or any successor to the Corporation by amalgamation, liquidation or otherwise in respect of a taxation year ending on or prior to or which includes the Closing Date, other than an amount included in the Working Capital as of the Closing Date, such recipient shall pay such amount (including any interest received thereon) to Vendor as an increase in the Purchase Price, after deduction of an amount equal to the amount of Taxes, if any, payable by the recipient as a result of the receipt or crediting of such refund, on the assumption that such recipient had no deductions for the purposes of calculating its income.

(8)          The failure by Purchaser to give to Vendor the notice required by Section 4.1 with respect to any Tax Claim relating to Tax matters shall relieve Vendor of its obligations with respect to such Tax Claim to the extent only that such failure materially adversely affects Vendor.

(9)          In the event that Vendor shall retain counsel pursuant to Section 4.1(4), Purchaser shall have the right to retain its own counsel but the fees and expenses of such counsel shall be borne solely by Purchaser.

(10)          For greater certainty, Vendor shall be responsible for any penalties that may result from a late filing of the Tax elections with respect to the transfer of assets to the Corporation occurring prior to the date hereof.

(11)          At Vendor’s request, Vendor and Purchaser shall make the election under subsection 256(9) of the Income Tax Act such that the acquisition of control of the Corporation shall be deemed to have occurred at the Time of Closing, and not at the beginning of the Closing Date. Such election shall be made in the tax return of the Corporation for the taxation year ending immediately before the Time of Closing.

4.2	Covenants of Vendor

(1)          Purchaser acknowledges that the BCE Trustee has full power and authority to conduct the Business as is usual for trust arrangements of the type of the BCE Trust Agreement and agrees that any action or omission by the BCE Trustee in the conduct of the Business shall, notwithstanding any provision hereto to the contrary, be permitted during the Interim Period, it being understood that any such action or omission by the BCE Trustee shall not limit Purchaser’s right to indemnification pursuant to Section 4.2(2) if the result of such act or omission is that Vendor has breached a covenant herein set forth or a representation or warranty of Vendor made herein. To the extent it is legally entitled to do so, Vendor shall use its reasonable commercial efforts to ensure that no action is taken by it or the Corporation that would result in such covenants, representations and warranties not being true and correct at the Time of Closing or in such conditions of Closing not being satisfied by the Time of Closing.

(2)          Vendor hereby agrees to indemnify and save Purchaser and its officers, directors, employees and agents (each a “Purchaser Indemnitee”) harmless from and against any Claims which may be made or brought against a Purchaser Indemnitee or which a Purchaser Indemnitee may suffer or incur as a result of, in respect of or arising out of:

(i)	any breach, non performance or non fulfilment of any covenant or agreement on the part of Vendor contained in this Agreement; and

(ii)	any breach of any representation or warranty contained in Section 3.1 or 3.2;

other than in respect of Tax Claims pursuant to which Vendor’s sole obligations are set out in Section 4.1 (Tax Matters).

In executing this Agreement, Purchaser, for the purposes of this Section 4.2(2), is entering into this Agreement on its own behalf and as trustee and agent for Purchaser Indemnitees.

(3)          Notwithstanding any other provisions of this Agreement or of any agreement, certificate or other document made in order to carry out the transactions contemplated hereby, the obligations of indemnification by Vendor pursuant to Section 4.2(2) will be:

(i)	subject to the limitations referred to in Section 3.3 hereof with respect to the representations and warranties by Vendor;

(ii)	subject to the limitations of liability set out in Sections 4.8(1), 4.8(2), 4.8(7), 4.8(8) and 4.8(9); and

(iii)	subject to the provisions of Section 4.7 (Claim for Indemnity).

(4)          All amounts payable by Vendor to a Purchaser Indemnitee pursuant to Section 4.2(2) will be deemed to be a decrease to the Purchase Price.

(5)          Vendor shall, to the extent within its reasonable control, use its reasonable commercial efforts to obtain and provide, as applicable, the consents of any Person that is required to be obtained, and the Permits of, or notifications to, any Governmental Authority as are required to be obtained or provided by Vendor in connection with the execution, delivery or performance by Vendor of this Agreement or the completion of any of the transactions contemplated hereby, including but not limited to the Regulatory Approvals.

(6)          Vendor agrees that during the Interim Period, subject to Section 4.2(1), it will act, and the BCE Trustee shall cause the Corporation to act as follows, unless otherwise agreed in advance by Purchaser in writing:

(a)	Conduct Business in Ordinary Course – except as otherwise contemplated or permitted by this Agreement or as disclosed in Schedule 4.2(6)(a):

(i)	to use commercially reasonable efforts to preserve and protect the Business and its goodwill and maintain good business relationships with its customers, suppliers and distributors;

(ii)	to carry on the Business with reasonable diligence and in the ordinary course and in material compliance with all applicable Laws and material Permits, including using its reasonable best efforts to negotiate and settle all pending audit claims within the Knowledge of the Vendor to which the Vendor has been notified by any Person prior to Closing;

(iii)	to comply with the Corporation's obligations with respect to making expenditures on Canadian programming pursuant to the Broadcasting Licences on a stand alone basis without reliance on expenditures made by any other programming undertakings, provided that if there is any overexpenditure or under-expenditure, calculated on a pro-rata basis at the Time of Closing, the Parties will negotiate in good faith to reflect such over or under expenditure in the Working Capital adjustment;

(iv)	pay when due any obligations incurred in the ordinary course of the operation of the Business;

(v)	not to issue, sell, pledge, dispose of, encumber, agree any: (A) Corporation securities; (B) any additional Corporation securities, (C) any options, warrants, calls, conversion privileges; or (D) rights of any kind to acquire any of the Corporation securities;

(vi)	not to make any material acquisition or disposition of assets outside the ordinary course; and

(vii)	file all regulatory renewals for the Broadcasting Licenses when due.

(b)	Contracts – in connection with the Business or as otherwise contemplated by this Agreement, not (i) enter into any discussions regarding the entering into of or enter into any contracts, agreements, leases, obligations or commitments that would constitute a Material Agreement, (ii) enter into any discussions regarding the entering into of or enter into an amendment of any existing Material Agreements, or (iii) enter into discussions regarding or enter into an amendment any other contracts, agreements, leases, obligations or commitments relating to the Business in a manner that would result in their becoming Material Agreements, without the prior written consent of Purchaser which shall not be unreasonably withheld or delayed;

(c)	Request for Consents – to use commercially reasonable efforts to obtain all consents, approvals and waivers that are required by the terms of the Material Agreements to implement the transactions contemplated by this Agreement;

(d)	Taxes – other than elections made in the context of the Reorganization and in the ordinary course of business in relation to Commodity Taxes, not to file any Tax elections relating to the Corporation without the prior written consent of Purchaser, not to be unreasonably withheld or delayed;

(e)	Maintenance of Assets –to maintain in all material respects all assets, whether owned or leased, primarily or exclusively based or held for use in the Business in the state of condition and repair as of the date of this Agreement (normal wear and tear excepted) and maintain insurance thereon up to and including the Closing Date comparable in amount, scope and coverage to that in effect on the date of this Agreement;

(f)	Book and Records – to maintain the books, records and accounts relating to the Business in the ordinary course and completely and accurately in all material respects;

(g)	Confer with Purchaser – to obtain the prior consent of Purchaser to any settlement or compromise of any material Actions, not to be unreasonably withheld or delayed, prior to giving its consent thereto;

(h)	Employees – to obtain the prior consent, which shall not to be unreasonably withheld, of the Purchaser prior to the hiring of any new employees, except for any hire required to replace any Employee that resigns or is terminated during the Interim Period;

(i)	Insurance – to provide sufficient details as available on the Businness to allow Purchaser to subscribe to the appropriate insurance policies at Closing;

(j)	Material Change – to promptly notify Purchaser in writing of any change relating to the Business of which, to the Knowledge of Vendor, has occurred, which would have a Material Adverse Effect, or of any change in any representation or warranty provided by Vendor in this Agreement of which, to the Knowledge of Vendor, has occurred, which would reasonably be expected to have a Material Adverse Effect; and

(k)	Audit Claims – to promptly notify Purchaser in writing of any pending audit claims or potential audit claims that relate to the Business.

Subject to the terms and conditions of the BCE Trust Agreement and without limiting the foregoing, (a) Vendor shall, to the extent permitted by Law, cause the BCE Trustee to comply in all respects with this Section 4.2(6), and (b) to the extent any convenant or obligation set out in this Section 4.2(6) expressed to be an obligation or covenant of Vendor is to an extent within the control of the BCE Trustee in accordance with the BCE Trust Agreement, the BCE Trustee shall to the extent applicable take or cause to be taken all necessary or desirable steps to give full force and effect to Vendor’s obligations under, and shall not take or permit to be taken any action (or fail to take or permit any failure to take any action) that could result in a circumstance inconsistent with, this Section 4.2(6).

(7)          The Vendor shall provide, or cause to be provided, to the Purchaser such information and access to the Vendor’s officers and advisers as may be reasonably requested by the Purchaser to allow the Purchaser to prepare a business acquisition report in respect of the acquisition of the Purchased Shares as contemplated in this Agreement in compliance with applicable securities Laws.

4.3	Employees

*** Information regarding employee offers have been redacted as being commercially sensitive***

4.4	Covenants of Purchaser

(1)          Purchaser shall, subject to Section 4.5, use its reasonable commercial efforts to ensure that the representations and warranties of Purchaser set out in Section 3.4 are true and correct at the Time of Closing and shall use its reasonable commercial efforts to ensure that the conditions of Closing for the benefit of Vendor set out in Section 5.2(1) which are in the control of Purchaser have been satisfied by the Time of Closing.

(2)          Purchaser hereby agrees to indemnify and save Vendor, its Subsidiaries, and their respective shareholders, officers, directors, employees and agents, and the BCE Trustee, if any (each, a “Vendor Indemnitee”) harmless from and against any Claims which may be made or brought against a Vendor Indemnitee or which a Vendor Indemnitee may suffer or incur as a result of, in respect of or arising out of:

(i)	any breach, non-performance or non-fulfilment of any covenant or agreement on the part of Purchaser contained in this Agreement; and

(ii)	any breach of any representation or warranty made by Purchaser contained in Section 3.4 of this Agreement.

In executing this Agreement, Vendor for the purposes of this Section 4.4(2) is entering into this Agreement of its own behalf and as trustee and agent for the Vendor Indemnitees.

(3)          Notwithstanding any other provisions of this Agreement or of any agreement, certificate or other document made in order to carry out the transactions contemplated hereby, the obligations of indemnification by Purchaser pursuant to Section 4.4(2) will be:

(i)	subject to the limitations referred to in Section 3.5 (Survival) with respect to the representations and warranties by Purchaser;

(ii)	subject to the limitations of liability set out in Sections 4.8(4), 4.8(5), 4.8(6), 4.8(7) and 4.8(9) (Limitations); and

(iii)	subject to the provisions of Section 4.7 (Claims for Indemnity) hereof.

(4)          All amounts payable by Purchaser to a Vendor Indemnitee pursuant to Section 4.4(2) will be deemed to be an increase to the Purchase Price.

(5)          Purchaser acknowledges that, except as set forth in Sections 3.1 and 3.2, neither Vendor nor anyone acting on behalf of it has made any representation or warranty whatsoever either express or implied with respect to Vendor, the Corporation or their respective assets, liabilities or business activities, or the Business. Without the prior written consent of Vendor, not to be unreasonably withheld, prior to the Time of Closing, Purchaser shall not, and shall cause its representatives not to, contact any suppliers or independent contractors to, or customers of, Vendor or any of its Subsidiaries (including the Corporation) or of the Business, any employees of Vendor or any of its Subsidiaries (including the Corporation) or of the Business, or counterparties to any contracts to which Vendor or any Subsidiary (including the Corporation) is party, or entered into in connection with the Business, unless and to the extent such contact relates to commercial activities unrelated to Vendor, its Subsidiaries and the Business.

(6)          Purchaser shall promptly notify Vendor in writing of any material change in any representation or warranty provided by Purchaser in this Agreement and Purchaser shall in good faith discuss with Vendor any material change in circumstances (actual, anticipated, contemplated, or to the Knowledge of Purchaser, threatened) which could reasonably be expected to result in such a notice being given to Vendor pursuant to this Section 4.4(6).

(7)          Upon Purchaser’s acquiring knowledge thereof, it shall use reasonable commercial efforts to give written notice to Vendor of any breach by Vendor of the representations and warranties or covenants herein.

4.5	Regulatory Approvals

(1)          Purchaser and Vendor shall use their respective commercial best efforts and take any and all actions and steps reasonably required or advisable to obtain the Regulatory Approvals, including proposing, negotiating, agreeing to and implementing, in any fashion, any remedy, other than a material remedy.

(2)          The Purchaser and Vendor shall cooperate with one another in connection with obtaining the Regulatory Approvals in respect of the purchase and sale of the Purchased Shares, as applicable, as contemplated by this Agreement, including providing or submitting on a timely basis all filings, written submissions, documentation and information that is required, or in the reasonable opinion of either Party, advisable, in connection with obtaining such Regulatory Approvals, provided that competitively sensitive information may be provided only to the external counsel of the other Party.

(3)          Purchaser, shall, as promptly as practicable, prepare a draft of all required documents, registrations, statements, petitions, filings and applications for the CRTC Approval in respect of the purchase and sale of the Purchased Shares as contemplated by this Agreement and deliver such draft application to Vendor no later than fifteen (15) days following the date of this Agreement (or such later date as Vendor may agree in writing). The application for the CRTC Approval will include the commitment by the Purchaser to honour the conditions of licence imposed by the CRTC that are existing as of the date hereof with respect to the Undertakings except as set out in Schedule 4.5(3), in each case, on the licenses to be held by the Corporation and a proposed “tangible benefits package” equivalent to recent industry standards for transactions of this nature which shall include a proposed tangible benefits package of 10% of the value of the transaction contemplated herein as determined by the CRTC. Vendor shall be entitled to comment upon such application for the CRTC Approval, it being understood that the Purchaser shall amend such application to reflect such comments inasmuch as Purchaser considers such comments to be appropriate, in Purchaser’s reasonable discretion. The Purchaser agrees to request the CRTC to preserve the confidentiality of commercially sensitive information contained in the Schedules forming part of the Agreement as the parties may agree upon in writing, each acting reasonably, and to take all such reasonable steps before the CRTC, at its cost, as may be required to preserve the confidentiality of such Schedules. Vendor shall (or the Purchaser on behalf of Vendor shall) file such application for the CRTC Approval no later than 20 days following the date of this Agreement. Purchaser shall use commercial best efforts to obtain CRTC Approval in respect of the purchase and sale of the Purchased Shares, including requesting that the CRTC process the application in the most expedited manner available and request the earliest possible hearing date for the consideration of the application by the CRTC, should such a hearing be deemed necessary, as well as accepting negotiating, offering and, if such offer is accepted, amending or supplementing its application as may be required (other than any acceptance, amendment or supplement to the application that would consistute a material remedy); and to defend, or to cause to be defended, any Action on the merits to a final, non-appealable Award in order to avoid the entry of, or to have vacated or terminated, any Award, other than a CRTC decision on the merits of the Application that would restrain, enjoin or otherwise prohibit or delay or otherwise adversely affect the consummation of the acquisition of the Purchased Shares by Purchaser, in each case so as to allow the Closing Date to occur as soon as possible and in any event on or prior to the Outside Date. If the CRTC rejects the transactions contemplated in this Agreement, the Purchaser may reapply to CRTC within 30 days of the CRTC decision with an application that addresses the matters raised by the CRTC and the provisions of this Section 4.5 shall apply to such new application, mutatis mutandis.

(4)          With respect to the Competition Act Approval, the Parties shall promptly and in any event within five (5) Business Days following the date of this Agreement, prepare and file a joint submission to the Commissioner of Competition requesting an Advance Ruling Certificate pursuant to section 102 of the Competition Act and requesting the Competition Act Approval.

(5)          Subject to Laws, the Purchaser and Vendor shall keep each other fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and shall promptly notify each other of any material notice or other material communication (including providing copies of any correspondence, deficiency responses, and responses to information requests) from any Governmental Authority in connection with obtaining the Regulatory Approvals. Neither Party shall make any submissions or filings or respond to any information requests, participate in any meetings or any material conversations with any Governmental Authority in respect of any filings, investigations or other inquiries related to the obtaining of the relevant Regulatory Approval unless it consults with the other Party in advance and gives the other Party the opportunity to review drafts of any such submissions, filings or responses and considers its comments in good faith, or to attend and participate in any meetings or material communications. Despite the foregoing, submissions, filings, documentation or other written communications with any Governmental Authority may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party shall provide external legal counsel to the other Party non-redacted versions of drafts or final submissions, filings or other written communications with such Governmental Authority on the basis that the redacted information will not be shared with its clients.

(6)          For greater certainty, any changes or amendments proposed to be made by Purchaser to the application for CRTC Approval as filed, or any response to be filed in respect of a deficiency question, or any filings, submissions or responses to information requests made in connection with the Competition Act Approval shall be submitted to Vendor for comments, prior to being filed, it being understood that the Purchaser shall amend the relevant materials to reflect such comments inasmuch as the Purchaser considers such comments to be appropriate, in Purchaser’s reasonable discretion.

(7)          Time is of the essence and neither Party shall take any action that could reasonably be expected to negatively affect, hinder or delay the receipt of regulatory approvals for and completion of the Arrangement, the Regulatory Approvals, or the completion of the purchase and sale of any of the Purchased Shares as contemplated by this Agreement. Purchaser shall not enter into any agreement with the CRTC to not consummate the acquisition of the Purchased Shares, except with the consent of Vendor.

(8)          All costs and expenses incurred in connection with obtaining the Regulatory Approvals (including all filing fees, the costs and expenses of any tangible benefits package or any other regulatory levies, charges or payments) shall be borne by the Purchaser, other than costs and expenses of any advisors retained by Vendor, including legal counsel, which shall be for the account of Vendor.

4.6	Employees and Benefit Plans

(1)          Effective as of the Time of Closing, Purchaser shall establish or otherwise designate benefit plans (the “Purchaser Benefit Plans”) to provide benefits to the Employees in respect of the period after the Time of Closing that are reasonably comparable, in the aggregate, to the benefits provided to such Employees immediately prior to Closing.

***information regarding employment offers has been redacted as being commercially sensitive***

(2)          Effective as of the Time of Closing, each Employee shall cease to participate in and accrue benefits under the Benefit Plans, and shall commence participation in Purchaser Benefit Plans.

(3)          Purchaser Benefit Plans shall, to the extent permitted by Laws, recognize all service with the Employing Entities as set out in the Employee List and/or membership in the Benefit Plans for the purposes of determining eligibility for membership in and entitlement to benefits under Purchaser Benefit Plans.

(4)          Vendor and the Employing Entity shall be responsible, in accordance with the terms of the applicable Benefit Plan, for any and all claims incurred by the Employees (and their eligible spouses, beneficiaries and dependants) under the Benefit Plans prior to the Time of Closing and, if applicable, for the costs incurred in the winding up of such Benefit Plans for the Employees. The Purchaser shall be responsible, in accordance with the terms of the applicable Purchaser Benefit Plan, for any and all claims incurred by the Employees (and their eligible spouses, beneficiaries and dependents) on and after the Time of Closing.

(5)          Subject to applicable Laws and as applicable, Vendor shall or shall cause the Employing Entities to provide to Purchaser, as soon as practicable after the Closing Date, such data, records, documentation and information relating to the Employees and their participation in any Benefit Plan as Purchaser may reasonably require for the administration of the Purchaser Benefit Plans.

(6)          Effective as of the Time of Closing, each Employee who is a member of a Pension Plan shall cease to participate in and accrue benefits under the Pension Plan, and shall commence participation in the Purchaser Benefit Plans for service with the Corporation and Purchaser as of the day immediately following the Closing Date. For greater certainty, the earnings levels and pensionable service of such Employees for the purposes of any benefit formula under a Pension Plan shall be frozen as of the Closing Date.

      (7)          Vendor shall assume and remain responsible for any liabilities and obligations of the Employing Entity as a participating employer in the Pension Plans, including any liability or responsibility for any Pension Plan unfunded liability as it relates to accruals up to and including the Closing Date.

4.7	Claim for Indemnity

Except for Tax Claims which shall be governed by Section 4.1 and not Section 4.7, the Parties covenant and agree that if any of Purchaser or Purchaser Indemnified Parties or Vendor or the Vendor Indemnified Parties (in this Section 4.7, the “Indemnified Party”) becomes aware of any matter that may result in the Indemnified Party claiming indemnity from another Party (in this Section 4.7, the “Indemnifying Party”) pursuant to this Agreement, then the Indemnified Party shall promptly give written notice of such Claim to the Indemnifying Party (although failure to provide prompt notice will not affect the Indemnified Party’s right to claim indemnity unless and only to the extent such failure materially adversely affects the Indemnifying Party). In the case of any Claim that arises as a result of or relates to the actions of a Person who is not a Party, the following procedure shall apply:

(a)	Upon receipt of notice of the Claim, the Indemnifying Party shall, within 60 days of becoming aware of a Claim or such shorter time period as is necessary so as not to prejudice the position of the Indemnified Party, elect whether to compromise, settle or defend the Claim. If the Indemnifying Party elects to compromise, settle or defend the Claim, the Indemnifying Party shall notify the Indemnified Party in that regard and upon so notifying the Indemnified Party, the Indemnifying Party shall have control of the Claim; provided, however, the Indemnified Party shall have the right to retain its own counsel which, except as hereinafter set forth, shall be at its own cost and expense, and any compromise or settlement shall require the consent of the Indemnified Party, which consent will not be unreasonably withheld (which consent shall be deemed to have been provided 15 days following a written request for such consent if the Indemnified Party fails to respond to such request). If, for any reason, representation of the Indemnified Party and Indemnifying Party by the same counsel is not appropriate, the Indemnified Party shall be entitled to retain its own counsel at the cost and expense of the Indemnifying Party.

(b)	The Indemnified Party, at the Indemnifying Party’s expense, shall co-operate in any compromise, settlement or defence being conducted by the Indemnifying Party and the Indemnified Party shall make available to the Indemnifying Party all books, records and other documents within the control of the Indemnified Party that in the reasonable opinion of the Indemnifying Party are necessary or required for the conduct of the Claim.

(c)	If the Indemnifying Party elects not to compromise, settle or defend a Claim or does not give notice to the Indemnified Party that it intends to do so within the time set forth in this Section 4.7, or having so elected, fails to diligently pursue the same, the Indemnified Party shall be entitled to deal with or defend the Claim and the Indemnifying Party shall nevertheless indemnify and save harmless the Indemnified Party for the Claim which the Indemnified Party suffers, sustains, pays or incurs in connection therewith, including the amount of any settlement or compromise and costs and expenses of the Indemnified Party counsel; provided, however, that if the Indemnified Party settles any Claim without first obtaining the written consent of the Indemnifying Party, which consent will not be unreasonably withheld (which consent shall be deemed to have been provided 15 days following a written request for such consent if the Indemnifying Party fails to respond to such request), then the Indemnifying Party shall not be obligated to indemnify the Indemnified Party for such settlement unless the Indemnifying Party has unreasonably withheld its consent.

4.8	Limitations

(1)          Vendor shall not be obligated to indemnify any Purchaser Indemnitee with respect to any Claim unless with respect to all Claims that Vendor is obliged to satisfy pursuant to this Agreement, the aggregate amount of all damages, losses, liabilities and expenses incurred by the Purchaser Indemnitees as a result of all breaches of representations and warranties of Vendor contained in this Agreement (other than Vendor’s Core Representations and Section 3.2(1)(v) Environmental) and the non-fulfilment of covenants of Vendor contained in this Agreement is greater than      *      (the “Claim Threshold”), in which case, subject to Section 4.8(2), Vendor shall be obligated to indemnify Purchaser only for the amount of such damages, losses, liabilities and expenses in both up to and in excess of the Claim Threshold. The limitations contained in this Section 4.8(1) will not apply with respect to Tax Claims, Claims against Vendor based on fraud, intentional misrepresentation or arising in respect of misrepresentations or breaches of the Vendor’s Core Representations and Section 3.2(1)(v) Environmental, in which case Vendor shall be obligated to indemnify Purchaser for the amount of all such damages, losses, liabilities and expenses starting with the first dollar.

*dollar amount has been redacted as being commercially sensitive

(2)          Notwithstanding any other provisions of this Agreement or of any agreement, certificate or other document made in order to carry out the transactions contemplated hereby, the maximum cumulative liability of Vendor in the aggregate with respect to all Claims for which Vendor is obligated to indemnify the Purchaser Indemnitees notwithstanding the limitations set forth in Section 4.8(2), will be limited, (i) in respect of breaches of the representations and warranties set out in Sections 3.1 and 3.2 (other than Vendor’s Core Representations, Section 3.2(1)(v) Environmental and 3.2(1)(y) Tax Matters), and the non-fulfilment of covenants which Vendor is obligated to complete, to an aggregate of a maximum          *          and (ii) in respect of misrepresentations and breaches of the Vendor’s Core Representations and Section 3.2(1)(v) Environmental, to an aggregate of a maximum of the Purchase Price. The limitations contained in this Section 4.8(2) will not apply with respect to Tax Claims and Claims against Vendor based on fraud or intentional misrepresentation.

(3)          No Purchaser Indemnitee shall be entitled to make a Claim if the inaccuracy, non-performance, non-fulfilment or breach that is the basis for such Claim is disclosed in Section 3.1 or 3.2 or any Schedule hereto or, with respect to representations and warranties only, in the officer’s certificate provided in accordance with Section 5.1(1)(c) in sufficient detail and context to allow Purchaser to assess the impact of such inaccuracy, non-performance, non-fulfillment or breach, only with respect to disclosures which have occurred or have become known following the date of this Agreement, prior to the Closing Date (for the avoidance of doubt, any such disclosure in such officer’s certificate shall cause the condition set forth in Section 5.1(1)(c) not to be satisfied) and Purchaser completes the transactions hereunder notwithstanding such inaccuracy, nonperformance, non-fulfilment or breach.

(4)          Purchaser shall not be obligated to indemnify any Vendor Indemnitee with respect to any Claim unless with respect to all Claims that Purchaser is obliged to satisfy pursuant to this Agreement, the aggregate amount of all damages, losses, liabilities and expenses incurred by the Vendor Indemnitees as a result of all breaches of representations and warranties of Purchaser contained in this Agreement (other than Purchaser’s Core Representations and Section 3.4(j) Share Ownership) and the non-fulfilment of covenants of Purchaser contained in this Agreement is greater than the Claim Threshold, in which case, subject to Section 4.8(5), Purchaser shall be obligated to indemnify Vendor only for the amount of such damages, losses, liabilities and expenses in both up to and in excess of the Claim Threshold.

(5)          Notwithstanding any other provisions of this Agreement or of any agreement, certificate or other document made in order to carry out the transactions contemplated hereby, if the Closing occurs, the maximum cumulative liability of Purchaser in aggregate in respect of all Claims by Vendor Indemnitees after the Closing will be limited, in respect of breaches of the representations and warranties set out in Section 3.4 and the non-fulfilment of covenants which Purchaser is obligated to complete, including those set forth in Section 4.4, to an aggregate of a maximum of           *          except in respect of breaches of the representations and warranties set out in Section 3.4(b) for which the maximum aggregate liability will be the Purchase Price. The limitations contained in this Section 4.8(5) will not apply with respect to Claims against Purchaser based on fraud or intentional misrepresentation.

*dollar amount has been redacted as being commercially sensitive

(6)          No Vendor Indemnitee shall be entitled to make a Claim if the inaccuracy, non-performance, non-fulfilment or breach that is the basis for such Claim is disclosed in Section 3.4 or any Schedule hereto and Vendor completes the transactions hereunder notwithstanding such inaccuracy, non-performance, non-fulfilment or breach.

(7)          No Party will in any circumstances whatsoever be liable under this Agreement to any other Person for indirect, incidental, consequential, exemplary or punitive damages, including loss of profits or revenues and diminution in value, sustained or claimed by any other Person.

(8)          The indemnification obligation of Vendor pursuant to this Agreement shall be reduced to the extent of any insurance proceeds available to any Purchaser Indemnitee or the Corporation with respect to which indemnification is sought hereunder.

(9)          After Closing, the remedies provided for in Sections 4.1, 4.2(2), 4.4(2) and 4.6(1) shall constitute the sole and exclusive remedies for any post-Closing Claim made for breach of this Agreement or in connection with the transactions contemplated hereby.

4.9	Cooperation of the Vendor and Corporation

The Vendor shall, and shall cause the Corporation, and their officers, employees and advisors, including legal and accounting advisors, to provide to the Purchaser all cooperation reasonably requested by the Purchaser and that is customary in connection with a financing comparable to the Purchaser’s financing for the acquisition of the Purchased Shares, including: (i) furnishing the Purchaser with available financial and other pertinent available information regarding the Business of the Undertakings and the Corporation and other cooperation and assistance as may be reasonably requested by the Purchaser in writing, (ii) facilitating the pledging of collateral in connection with the financing, (iii) causing the taking of corporate actions and the delivery of customary legal opinions by and in respect of the Corporation reasonably necessary to permit the completion of the financing effective at Closing and (iv) facilitating the execution and delivery (at Closing) of definitive documents related to the financing. Any costs incurred by Vendor to abide by the obligation of this Section 4.9 shall be reiumbursed by Purchaser.

4.10	Independence of Parties

The Parties are not Affiliates, and this Agreement and all other related commercial dealings amongst the Parties have been entered into at arm’s length.

*dollar amount has been redacted as being commercially sensitive

4.11	Audited Financial Statements

(1)          During the Interim Period, Vendor shall cause to be prepared and delivered to Purchaser, at or before the Time of Closing in respect of (i) below and 60 days after the end of the last interim period in respect of (ii) below, consolidated financial statements of the Undertakings (i) in respect of the two most recently completed financial years as of the Time of Closing (including a statement of comprehensive income, a statement of changes in equity and a statement of cash flows for each such years, a statement of financial position as at the end of each of such years and notes to such financial statements), with the financial statements in respect of the most recent such financial years shall have been audited by a national firm of chartered accountants, and (ii) in respect of the most recently completed (as of the Time of Closing) interim period that commenced on the day after the date of the most recent statement of financial position included in (i). Such statements shall be prepared in accordance with IFRS, or, if permitted for acquisition statements under National Instrument 52-107, Canadian GAAP Applicable to Private Enterprises.

(2)          The costs incurred by Vendor to produce the abovementioned audited financial statements on behalf of the Corporation shall be shared equally by Purchaser and Vendor. Any invoices addressed to Vendor in connection with the preparation of the audited financial statements shall be sent to Purchaser immediately upon receipt by Vendor and Purchaser shall reimburse Vendor an amount equal to 50% of the total amount of each such invoices within 15 days of the date of receipt of such invoice. Vendor shall provide, or cause to be provided, to Purchaser such other information and access to Vendor’s officers and advisers, including Vendor’s auditors, as may be reasonably requested by Purchaser to allow Purchaser to comply with its disclosure obligations under applicable securities laws from time to time, including the preparation and filing by Purchaser of a business acquisition report in respect of the acquisition of the Undertakings in compliance with applicable securities laws and the preparation of required pro forma financial statements.

4.12	Transitional Services Agreement

During the Interim Period, Purchaser and Vendor shall negotiate in good faith and use their commercially reasonable efforts to enter into the Transitional Services Agreement at the Time of Closing on the terms and conditions set out in the term sheet attached as Schedule 1.1(rrrr).

4.13	Office Space Sublease

During the Interim Period, Vendor and Purchaser, on behalf of the Corporation, shall negotiate in good faith to enter into the Office Space Sublease at the Time of Closing on the terms and conditions set out in the term sheet attached as Schedule 1.1(ooo).

4.14	Non-Solicitation Agreement

During the Interim Period, Vendor and Purchaser shall negotiate in good faith to enter into the Non-Solicitation Agreement at the Time of Closing on the terms and conditions set out in the term sheet attached as Schedule 1.1(lll).

ARTICLE 5- CONDITIONS

5.1	Conditions for the Benefit of Purchaser

(1)          The purchase by Purchaser of the Purchased Shares as contemplated herein is subject to the following conditions which are for the exclusive benefit of Purchaser to be performed or complied with at or prior to the Time of Closing:

(a)	the representations and warranties of Vendor set forth in Sections 3.1 and 3.2 that are not qualified by the term “Material Adverse Effect” or any other materiality qualifier shall be true and correct in all material respects at the Time of Closing with the same force and effect as if made at and as of such time except for such representations and warranties that are made with respect to another date, including the date of this Agreement, in which case such representations and warranties shall be true and correct in all material respects as of such other date; and the representations and warranties that are qualified by the term “Material Adverse Effect” or any other materiality qualifier, to the extent so qualified, shall be true and correct at the Time of Closing with the same effect as if made at and as of such time except for such representations and warranties that are made with respect to another date, including the date of this Agreement, in which case such representations and warranties shall be true and correct as of such other date;

(b)	Vendor shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Vendor at or prior to the Time of Closing;

(c)	Purchaser shall have been furnished with such certificates of Vendor as may reasonably be requested by Purchaser in order to establish that the terms, covenants and conditions contained in this Agreement to have been satisfied by Vendor at or prior to the Time of Closing have been performed and complied with in all material respects and that the representations and warranties of Vendor herein given are true and correct as specified in Section 5.1(1)(a);

(d)	no Order of any court, tribunal or regulatory authority having jurisdiction shall have been made or proceeding commenced that would enjoin or prohibit the transactions contemplated hereby;

(e)	the Regulatory Approvals have been obtained with no material remedy having been imposed on Purchaser;

(f)	Vendor shall have delivered or caused to be delivered to Purchaser the certificate or certificates representing the Purchased Shares duly endorsed for transfer to Purchaser;

(g)	Vendor shall have executed and delivered, or caused to be executed and delivered, to Purchaser the Bell TV Affiliation Agreement and the Satellite Transmission MOU;

(h)	all necessary steps and proceedings shall have been taken to permit the Purchased Shares to be duly and regularly transferred to and registered in the name of Purchaser free and clear of all Encumbrances;

(i)	Purchaser shall have received duly executed resignations and releases effective as of Closing of the directors and officers of the Corporation;

(j)	Purchaser shall have received evidence in form and substance satisfactory to it acting reasonably of (A) the release and discharge of the Corporation from all indemnification obligations to the Vendor contained in the Interim Services Agreement, (B) the release of the Corporation from BCE’s “Policy of Authorizations”, and (C) at Vendor’s sole discretion, the termination of the Subordination Agreements or the obligation of Vendor to provide a complete indemnity in favor of Purchaser for any damages suffered by Purchaser as a result of the Subordination Agreements not being terminated at Closing;

(k)	Purchaser shall have received evidence in form and substance satisfactory to it acting reasonably, of the release and discharge of all Encumbrances affecting the Corporation or any of its assets other than the Permitted Encumbrances;

(l)	no Bankruptcy Event shall have occurred with respect to the Corporation except to the extent it may be cured; and

(m)	the Broadcasting Licences shall be held by the Corporation and shall be in force.

5.2	Conditions for the Benefit of Vendor

(1)          The sale of the Purchased Shares as contemplated herein is subject to the following conditions which are for the exclusive benefit of Vendor to be performed or complied with at or prior to the Time of Closing:

(a)	the representations and warranties of Purchaser set forth in Section 3.4 that are not qualified by materiality qualifiers shall be true and correct in all material respects at the Time of Closing with the same force and effect as if made at and as of such time except for such representations and warranties that are made with respect to another date, including the date of this Agreement, in which case such representations and warranties shall be true and correct in all material respects as of such other date; and the representations and warranties that are qualified by materiality qualifiers, to the extent so qualified, shall be true and correct at the Time of Closing with the same effect as if made at and as of such time except for such representations and warranties that are made with respect to another date, including the date of this Agreement, in which case such representations and warranties shall be true and correct as of such other date;

(b)	Purchaser shall have performed or complied in all material respects with all of the terms, covenants and conditions of this Agreement to be performed or complied with by Purchaser at or prior to the Time of Closing;

(c)	Vendor shall be furnished with such certificates of Purchaser or of officers of Purchaser as may reasonably be requested by Vendor in order to establish that the terms, covenants and conditions contained in this Agreement to have been satisfied by Purchaser at or prior to the Time of Closing have been performed and complied with in all material respects and that the representations and warranties of Purchaser herein given are true and correct as specified in Section 5.2(1)(a);

(d)	Purchaser shall have executed and delivered, or caused to be executed and delivered, to Vendor the Bell TV Affiliation Agreement and the Satellite Transmission MOU;

(e)	no Order of any court, tribunal or regulatory authority having jurisdiction shall have been made or proceeding commenced that would enjoin or prohibit the transactions contemplated hereby; and

(f)	the Regulatory Approvals shall have been obtained.

ARTICLE 6– TERMINATION

6.1	Termination

(1)          This Agreement may be terminated prior to the completion of the transactions contemplated hereby:

(a)	by mutual written consent of Purchaser and Vendor;

(b)	by either Vendor or Purchaser if the Closing shall not have occurred by the date that is the one year anniversary of the date hereof (as such date may be postponed as set forth below, the “Outside Date”), provided that if on the day that is at least five days before the Outside Date, CRTC Approval or Competition Act Approval has not been obtained, Vendor reasonably believes that CRTC Approval or Competition Act Approval, as applicable, is reasonably capable of being obtained on or prior to the date that is 30 days after the Outside Date and all other conditions set forth in Article 5 (other than those capable of being satisfied at the Time of Closing only) have been satisfied, then Vendor shall have the right to postpone the Outside Date to the date that is 30 days after the Outside Date, upon written notice to Purchaser prior to 5:00 pm ET on the day that is at least one day before the Outside Date, provided that the right to terminate this Agreement pursuant to this Section 6.1(1)(b) shall not be available to any Party whose failure to fulfill any obligations under this Agreement shall have been the primary cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Outside Date;

(c)	by Vendor or Purchaser if (i) the CRTC Approval is denied or a material remedy is imposed on Purchaser, or (ii) the Commissioner of Competition indicates in writing that he objects to the transactions provided for in this Agreement; provided that the right to terminate this Agreement pursuant to this Section 6.1(1)(c) shall not be available to Vendor or Purchaser if its failure to fulfill any obligations under this Agreement shall have been the primary cause of, or shall have resulted in either the CRTC Approval being denied or the failure to obtain Competition Act Approval;

(d)	by Purchaser if (i) Vendor is in breach of any representation, warranty, covenant, obligation or other provision of this Agreement; (ii) Purchaser has provided written notice to Vendor of such breach; (iii) such breach has not been waived or cured (or is not capable of being cured) by the earlier of the day prior to the Outside Date and 15 Business Days following the date on which Purchaser notifies Vendor of such breach; (iv) such breach, if not waived or cured in accordance with clause (iii) above (or is not capable of being cured), would render any condition set forth in Section 5.1 incapable of being satisfied; and (v) Purchaser is not then in breach of this Agreement so as to, directly or indirectly, cause any of the conditions set forth in Section 5.2 not to be satisfied;

(e)	by Vendor if (i) Purchaser is in breach of any representation, warranty, covenant, obligation or other provision of this Agreement; (ii) Vendor has provided written notice to Purchaser of such breach; (iii) such breach has not been waived or cured (or is not capable of being cured) by the earlier of the day prior to the Outside Date and 15 Business Days following the date on which Vendor notifies Purchaser of such breach; (iv) such breach, if not waived or cured in accordance with clause (iii) above (or is not capable of being cured), would render any condition set forth in Section 5.2 incapable of being satisfied; and (v) Vendor is not then in breach of this Agreement so as to, directly or indirectly, cause any of the conditions set forth in Section 5.1 not to be satisfied;

6.2	Effect of Termination

Each Party’s right of termination under Section 6.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 6.1, all further obligations of the Parties under this Agreement will terminate. Each Party’s right of termination under Section 6.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 6.1, all further obligation of the Parties under this Agreement will terminate, except that the provisions of Article 1 (Interpretation), 6.2 (Effect of Termination) and Article 7 (General) shall survive; provided, however, that if this Agreement is terminated by Purchaser pursuant to Section 6.1(1)(d) or by Vendor pursuant to Section 6.1(1)(e), the terminating Party’s right to pursue all legal remedies with respect to such breach that gave rise to the right of termination pursuant to Section 6.1(1)(d) or 6.1(1)(e) will survive such termination unimpaired.

ARTICLE 7– GENERAL

7.1	Further Assurances

The Parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Parties may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

7.2	Time of the Essence

Time shall be of the essence of this Agreement.

7.3	Fees and Commissions

Except as provided for in Sections 4.9 and 4.11, each of the Parties will pay its own legal and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred in connection with the transactions contemplated by this Agreement, and will indemnify and save harmless the other from and against any Claim for any broker's, finder's or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions contemplated hereby, provided that Purchaser will pay any requisite filing fees, applicable taxes, and tangible benefits to be paid, in relation to any filing or application made in respect of the Competition Act and the CRTC Approval.

7.4	Public Announcements

Except for the issuance by Vendor and the Purchaser of a press release announcing the transactions described herein and subject to disclosure as may be required by Law to which the Parties or their respective Affiliates submits, no publicity release or announcement concerning the discussions between the Parties hereto, this Agreement, or the transactions contemplated hereby between the Parties hereto will be issued by any Party without the prior approval, not to be unreasonably withheld or delayed, of the form and substance thereof by each other Party. In the event that disclosure is required by Law to which the Parties or their respective Affiliates submits, the Parties will consult in advance concerning the disclosure and shall provide drafts for consideration and prior approval, not to be unreasonably withheld or delayed, by the other Parties with respect to any required press release or other disclosure.

7.5	Confidentiality Agreement

Purchaser acknowledges and agrees that all information received from or on behalf of Vendor in connection with the transactions contemplated in this Agreement shall be deemed received pursuant to the confidentiality agreement, dated as of January 9th, 2013 (the “Confidentiality Agreement”). Purchaser shall, and shall cause its respective officers, directors, employees, affiliates, financial advisors and agents, to comply with the provisions of the Confidentiality Agreement with respect to such information and the provisions of the Confidentiality Agreement are hereby incorporated herein by reference with the same effect as if fully set forth herein. Vendor acknowledges that the fulfilment of the requirements of Section 4.5 (Regulatory Approvals) and any other disclosures permitted or contemplated hereby do not constitute a breach of this Section 7.5.

7.6	Access

Following Closing, for a period of seven years, subject to non-disclosure obligations in confidentiality agreements, lawyer client privilege and other privileges and disclosure restrictions imposed by Law, Purchaser shall permit Vendor, upon reasonable request therefor, to have reasonable access and duplicating rights during normal business hours and without interference to the operation of the Business, upon reasonable prior notice to Purchaser, to the Books and Records relating to the Business prior to the Closing Date to the extent that such access may be reasonably required in connection with (i) the preparation of any tax returns of Vendor or of any of its Affiliates or with any audit thereof, (ii) any Action relating to the operation of the Business prior to the Closing Date, or (iii) any regulatory filing or matter; provided, that Vendor shall reimburse Purchaser for all reasonable out-of-pocket costs and expenses incurred by Purchaser in connection with any such request.

7.7	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

7.8	Entire Agreement

This Agreement, together with the Confidentiality Agreement and the other agreements making reference hereto and/or thereto and entered into pursuant to or in connection with this Agreement, constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto, including but not limited to the exclusivity agreement dated October 28, 2013, as amended. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement and the Confidentiality Agreement and the other agreements making reference hereto and/or thereto and entered into pursuant to or in connection with this Agreement.

7.9	Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by the Parties and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

7.10	Assignment

This Agreement may not be assigned by any Party without the written consent of the other Party, except that Purchaser and Vendor may assign all or any portion of its rights and obligations under this Agreement to any of its Affiliates, but no such assignment shall (i) relieve Purchaser and Vendor of their respective obligations hereunder, (ii) impede, delay or prevent the satisfaction of any other conditions set forth in Article 5, or (iii) impede, delay or prevent the Closing.

7.11	Execution in Counterparts

This Agreement may be executed in as many counterparts as are deemed necessary, and when so executed in counterpart shall have the same effect as if each Party had joined in executing one and the same document.

7.12	No Third Party Beneficiaries

Except as provided in Article 4, nothing in this Agreement shall entitle any Person other than the Parties and their respective successors and permitted assigns to any Claim, cause of action, remedy or right of any kind in respect of the subject matter hereof.

7.13	Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In respect of any provision so determined to be unenforceable or invalid, the Parties agree to negotiate in good faith in order to replace the unenforceable or invalid provision with a new provision that is enforceable and valid in order to give effect to the business intent of the original provision to the extent permitted by Law and in accordance with the intent of this Agreement.

7.14	Notices

Any demand, notice or other communication to be made or given hereunder shall be given in writing and may be made or be given by personal delivery or by transmittal by email addressed to the respective Party as follows:

(a)	To Vendor:

Bell Media Inc.

299, Queen Street West

Toronto, ON M5V 2Z5

Attention:	Corporate Secretary
Email:	corporate.secretariat@bell.ca

with a copy to (which copy shall not constitute notice):

Bell Canada

1, Carrefour Alexander-Graham-Bell, Building A7

Verdun, QC H3E EB3

Attention:	Corporate Secretary
Email:	corporate.secretariat@bell.ca

(b)	To Purchaser:

DHX Media Ltd.
1478 Queen Street
Halifax, NS B3J 2H7

Attention:	EVP Legal Affairs & General Counsel
Email:	mark.gosine@dhxmedia.com

with a copy to (which copy shall not constitute notice):

Stewart McKelvey

1959 Upper Water Street, Suite 900

Halifax, NS B3J 2X2

Attention:	Christine Pound
Email:	cpound@stewartmckelvey.com

or to such other postal or email address as either Party may from time to time notify the other in accordance with this Section 7.14. Any demand, notice or other communication made or given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof, or, if given by electronic means of communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

7.15	Execution

This Agreement may be executed by exchange of facsimile transmission or other electronic means (including pdf) of the respective signatures of the Parties.

7.16	Governing Law and Attornment

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario (without regard to conflicts of the Laws rules) and the Laws of Canada applicable therein. For the purpose of all legal proceedings this Agreement shall be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario shall have jurisdiction to entertain any Action arising under this Agreement. Each of the Parties hereby attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario. Each Party further agrees that service of any process, summons, notice or document by personal delivery to such Party’s address set forth above shall be effective service of process for any Action brought against such Party in any such court. Each of the Parties hereby irrevocably and unconditionally waives any objection to the laying of the venue of any Action arising out of this Agreement or the matters contemplated hereby in the courts of Ontario and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action so brought has been brought in an inconvenient forum.

(Signature page follows)

IN WITNESS WHEREOF the Parties have executed this Agreement.

BELL MEDIA INC.

Per:	Signed “Kevin Crull”
Name: Kevin Crull
Title: President

DHX MEDIA LTD.

Per:	Signed “Michael Donovan”
Name: Michael Donovan
Title: Chief Executive Officer

Schedules to Share Purchase Agreement – Family / DHX

Schedule 1.1(r)

Bell TV Affiliation Agreement

See the attached.

***Information has been redacted as being commercially sensitive***

Document Number: 927970	Version: 6

Schedules to Share Purchase Agreement – Family / DHX

Schedule 1.1(u)

Broadcasting Licenses

The Family Channel / Disney Junior English

-	Broadcasting Decisions CRTC 2013-308, 2012-241-1, 2012-241, 2011-443, 2010-562, 2009-145, 2008-84, 2002-386 and 2002-386-1

Disney Junior French (filed as Vrak Junior)

-	Broadcasting Decisions CRTC 2013-308, 2012-241, 2010-786-1, 2006-98, 2006-98-1 and 2000-171-1

Disney XD (filed as Family Extreme)

-	Broadcasting Decisions CRTC 2013-308, 2009-215 and 2000-171-1

Note:

The Corporation has a Canadian programming expenditure (CPE) requirement of 30%. It is allowed to use CPE overspend from other services in the group to meet that level. Disney Junior English is a multiplex of The Family Channel / Disney Junior English licence, so its spending would fall under that requirement. Neither Disney Junior French nor Disney XD have CPE requirements.

Document Number: 927970	Version: 6

Schedules to Share Purchase Agreement – Family / DHX

Schedule 1.1(pp)

Employee List

See the attached.

***Information has been redacted as being commercially sensitive***

Document Number: 927970	Version: 6

Schedules to Share Purchase Agreement – Family / DHX

Schedule 1.1(uu)

Financial Information

***Information has been redacted as being commercially sensitive***

Schedules to Share Purchase Agreement – Family / DHX

Schedule 1.1(lll)

Non-Solicitation Agreement

***Information has been redacted as being commercially sensitive***

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Schedules to Share Purchase Agreement – Family / DHX

Schedule 1.1(ooo)

Office Space Sublease

See the attached.

Document Number: 927970	Version: 6

Key Terms for 181 Bay St. Sublease Agreement

Bell Media Inc. (the “Tenant”) currently leases the Subleased Premises (as defined below) from Brookfield Place (Wellington) Limited (the “Landlord”) according to a lease agreement dated October 23, 2003 as amended and supplemented by various agreements, including a Lease Extension and Amending Agreement dated July 7, 2010 (collectively the “Head Lease”).

This document highlights the key terms of a long form sublease agreement (the “Sublease Agreement”) to be entered into by Tenant and ●, the purchaser of Family, Disney Junior English, Disney XD and Disney Junior French (the “Sub-Tenant”) regarding the Subleased Premises. The intent is that the Sublease Premises will be made available to Sub-Tenant under terms similar to those between Landlord and Tenant.

The “Subleased Premises” will be comprised primarily of all or portions of the 2nd floor and the ground floor, as more detailed below. Teletoon is currently located on the ground floor and in an isolated space on the 2nd floor. The Movie Network, HBO Canada, Mpix, Viewers Choice Canada, Super Ecran and Cinepop (collectively, the “Retained Channels”) are currently located on the ground floor.

*** Information regarding intention of the parties has been redacted as being commercially sensitive ***

Each Party agrees to use its commercially reasonable efforts to enter into the Sublease Agreement concurrently with the closing of the sale by Tenant to Sub-Tenant of the shares of 8504601 Canada Inc. (the “Transaction”), failing which the key terms described below shall apply in lieu of the Sublease Agreement and shall become the binding agreement between the Tenant and the Sub-Tenant with respect to the subject matters outlined herein.

Sublease Agreement to be based on the following key terms:

(1) Rentable Area of the Subleased Premises	* square feet subject to definitive re-arrangement plans measurement certification as per terms of Head Lease [NTD: Sub-Tenant to confirm desired square footage.]

(2) Subleased Premises	Made up of (A) and (B): [NTD: Sub-Tenant to confirm desired square footage.]

(A) Two connected parts on the 2nd floor:

1. * square feet located in the South Block

2. * square feet located in the West Block (Suite 210)

(B) Approximately * square feet located on the ground floor

[NTD: The measurements disclosed above represent the total area of the premises, which does not necessarily correspond to the area that would be available to Subtenant. The final determination of what premises would constitute the Subleased Premises will be made by agreement between the Parties based on their respective space requirements, prior to signing.]

* - Square footage has been redacted as commercially sensitive.

(3) Use	General office and TV broadcasting

(4) Minimum Rent	***rental amount has been redacted as being commercially sensitive***

(5) Additional Rent	Additional rent to cover for Landlord’s operational costs, property taxes and ***rental amount has been redacted as being commercially sensitive***

(6) Sublease Term	Commencing on the Closing of the Transaction and expiring *

(7) Option to Renew	None

(8) Option to Expand	None

(9) Schedule(s)	Schedule “A” – Plan of Subleased Premises [NTD: To reflect space required by Subtenant, which is to be confirmed by it.]
Schedule “B” –Head Lease

(10) Other key terms	Sublease to be subject to all Head Lease terms and conditions, except that Subtenant shall only be responsible to return Subleased Premises to the condition existing at the beginning of the Sublease Term

* - lease term has been redacted as being commercially sensitive.

Schedule A

Plan of Subleased Premises

***Information has been redacted as being commercially sensitive***

Schedule B

Head Lease

***Information has been redacted as being commercially sensitive***

Schedules to Share Purchase Agreement – Family / DHX

Schedule 1.1(ttt)

Permits

None other than the Broadcasting Licences listed under Schedule 1.1(u).

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Schedules to Share Purchase Agreement – Family / DHX

Schedule 1.1(uuu)

Permitted Encumbrances

Nil.

Document Number: 927970	Version: 6

Schedules to Share Purchase Agreement – Family / DHX

Schedule 1.1(zzz)

Purchased Shares

The issued and outstanding capital of the corporation consists of 300 common shares.

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Schedules to Share Purchase Agreement – Family / DHX

Schedule 1.1(hhhh)

Satellite Transmission MOU

See the attached.

***Information has been redacted as being commercially sensitive***

Document Number: 927970	Version: 6

Schedules to Share Purchase Agreement – Family / DHX

Schedule 1.1(mmmm)

Target Working Capital

Form of Target Closing Date Working Capital

As of xxx
Per Estimated Closing Date Balance Sheet

Accounts Receivable	xx
Prepaid Expenses	xx
Program Exhibition Rights - Short Term	xx
Investment in Programs	xx
Program Exhibition Rights - Long Term	xx
Equity Investment in Programs - Short and Long Term	xx
Cash	xx
[A]

Accounts Payable and Accrued Liabilities	xx
Disney Licence Fee Payable	xx
Current Portion of Program Exhibition Rights	xx
Long Term Portion of Exhibition Rights Payable	xx
[B]

Target Working Capital Amount	***information has been redacted as being commercially sensitive***

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Schedules to Share Purchase Agreement – Family / DHX

Schedule 1.1(rrrr)

Transitional Services Agreement

See the attached.

***Information has been redacted as being commercially sensitive***

Document Number: 927970	Version: 6

Schedules to Share Purchase Agreement – Family / DHX

Schedule 1.1(wwww)

Statement of Working Capital

Form of Closing Date Statement

As of xxx
Per Closing Date Balance Sheet

Accounts Receivable	xx
Prepaid Expenses	xx
Program Exhibition Rights - Short Term	xx
Investment in Programs	xx
Program Exhibition Rights - Long Term	xx
Equity Investment in Programs - Short and Long Term	xx
Cash	xx
[A]

Accounts Payable and Accrued Liabilities	xx
Disney Licence Fee Payable	xx
Current Portion of Program Exhibition Rights	xx
Long Term Portion of Exhibition Rights Payable	xx
[B]

Working Capital Amount	[A]-[B]

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Schedules to Share Purchase Agreement – Family / DHX

Schedule 2.3(2)

Purchase Price Certificate

As of xxx

Per Estimated Closing Date Balance Sheet

Base Purchase Price	XXXX

Working Capital Adjustment (calculated in accordance with Schedule 1.1(wwww)

Form of Target Closing Date Working Capital

As of xxx
Per Estimated Closing Date Balance Sheet

Accounts Receivable	xx
Prepaid Expenses	xx
Program Exhibition Rights - Short Term	xx
Investment in Programs	xx
Program Exhibition Rights - Long Term	xx
Equity Investment in Programs - Short and Long Term	xx
Cash	xx
[A]

Accounts Payable and Accrued Liabilities	xx
Disney Licence Fee Payable	xx
Current Portion of Program Exhibition Rights	xx
Long Term Portion of Exhibition Rights Payable	xx
[B]

Target Working Capital Amount	***information has been redacted as being commercially sensitive***

Closing Date Purchase Price	XXXX

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Schedules to Share Purchase Agreement – Family / DHX

Schedule 3.1(1)(i)

Consents Required by Vendor

Nil.

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Schedules to Share Purchase Agreement – Family / DHX

Schedule 3.2(1)(f)(iv)

Consents Required by the Corporation

***Information has been redacted as being commercially sensitive***

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Schedules to Share Purchase Agreement – Family / DHX

Schedule 3.2(1)(i)

No Adverse Change

***Information has been redacted as being commercially sensitive***

Document Number: 927970	Version: 6

Schedules to Share Purchase Agreement – Family / DHX

Schedule 3.2(1)(j)

Material Agreements

***Information has been redacted as being commercially sensitive***

Document Number: 927970	Version: 6

Schedules to Share Purchase Agreement – Family / DHX

Schedule 3.2(1)(p)(ii)

Retention Bonuses

***Information has been redacted as being commercially sensitive***

Document Number: 927970	Version: 6

Schedules to Share Purchase Agreement – Family / DHX

Schedule 3.2(1)(r)

Benefit Plans

See the attached.

***Information has been redacted as being commercially sensitive***

Document Number: 927970	Version: 6

Schedules to Share Purchase Agreement – Family / DHX

Schedule 3.2(1)(s)

No Actions

Nil.

Document Number: 927970	Version: 6

Schedules to Share Purchase Agreement – Family / DHX

Schedule 3.2(1)(t)

Intellectual Property

***Information has been redacted as being commercially sensitive***

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Schedules to Share Purchase Agreement – Family / DHX

Schedule 3.4(j)

Prohibited Shareholders

***Information has been redacted as being commercially sensitive***

Document Number: 927970	Version: 6

Schedules to Share Purchase Agreement – Family / DHX

Schedule 4.2(6)(a)

Conduct Outside Ordinary Course

Nil.

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Schedules to Share Purchase Agreement – Family / DHX

Schedule 4.5(3)

Exception to Existing Conditions of Licence

***Information has been redacted as being commercially sensitive***

Document Number: 927970	Version: 6

Schedules to Share Purchase Agreement – Family / DHX

Schedule 4.6(1)

Termination and Severance Policy

***Information has been redacted as being commercially sensitive***

Document Number: 927970	Version: 6